FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Juny 08, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Financial Statements and Summary of Events

as of March 31, 2005

Independent Public Accountant´s Report

PETROBRAS ENERGIA PARTICIPACIONES S.A.

SUMMARY OF EVENTS

FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2005

(Not covered by the Auditor’s Report)

Macroeconomic Overview– 1st quarter of 2005

International Scenario

International economy grew at a moderate-fast pace in the first quarter of 2005.  Even when the United States grew below expectations, all other main regions kept or improved the growth rates observed in the last quarters.  The US Federal Reserve continued with its policy of slightly increasing reference interest rates, but the upward movement of long-term interest rates that took place between February and March this year was subsequently reversed.  Neither the external nor the fiscal gaps have shown any narrowing trend.  Within this framework, the US dollar appreciated against the Japanese yen and fluctuated against the euro.  China continued growing at around 9% and showed no changes in exchange parity, thus resisting international pressure to appreciate its currency.  Both Europe and Japan showed better indicators and strengthened positive trends, though at low rates in absolute terms.

Oil

The first quarter of 2005 was marked by increasing WTI oil prices.  The average for the quarter amounted to US$50 per barrel and showed an upward trend until averaging more than US$54 in March.

Demand for that period would show a 2.8% YoY increase, below the 2004 average increase of 3.3%.  Most of this might result from a lower increase in China’s purchases, as well as a deceleration of oil in United States, even though the speed of demand is still growing in absolute terms.

The feeling that supply would not be able to meet even a lower rise in demand increased price sensitivity to factors such as changes in temperature in the northern hemisphere during heating season and statements by OPEC representatives regarding their production decisions.

Despite some doubts and hesitation, OPEC played a key role, together with the former USSR, in connection with most of the increase in supply.  These two major producing blocks offset the tendency in the rest of the oil-producing world, which contributed minor increases or even diminished supply, as is the case of production from developed countries.

Argentina

The Argentine economy continued to grow at a good pace in early 2005.  Argentina’s gross domestic product had grown around 8% in the first quarter, a couple of percentage points above industrial activity.  Aggregate use of installed capacity continues above 70%, and some sectors are operating above 90% (oil refining and base metal industries).  Several consumption indicators, such as sales in shopping centers and supermarkets and the use of utilities, showed uneven results when compared with previous months, but are still positive on a YoY basis.

Oil production kept declining by 5.9% in the first two-month period, similar to what had been observed in 2004.  Processed oil contracted by 2.6%.  Fuel sales to the domestic market went up for both diesel oil (+7.8%) and gasoline, showing a significant increase in premium gasoline (+29.4%) and a minor increase in super gasoline (+2.8%).  In order to avoid shortfalls in the coarse grain season, the government enabled the possibility of importing diesel oil under tax exemptions and continued putting pressure to keep fuel prices stable in the domestic market.

Production of natural gas went up by 5%, while domestic demand rose by 5.9%, mostly driven by power plants and the use of CNG in cars.  The increase of gas transportation capacity for winter is on its way, but has not been finished yet.  Imports of gas from Bolivia amount to 6.5 million cubic meters per day and will go up by 1.2 million cubic meters per day in the next few months.  The project to build a new import gas pipeline from Bolivia has been suspended because no decisions have been made regarding the new hydrocarbon law in Bolivia.

Electricity supply went up by 6.9% in the first quarter of 2005, showing increases in domestic generation (4.8%) and imports.  A significant increase has been observed at thermal plants, helping offset the lower hydro and nuclear generation observed.

Inflation has shown a major acceleration and has accumulated an increase of 4% so far in 2005.  The government has tried and tackle the problem with monetary mechanisms (reversing the downward trend of interest rates, more absorption of currency in circulation and less intervention by the Central Bank in the foreign exchange market) and with specific policies to reach price agreements by sector.

The supply of US dollars showed a surplus once again, largely due to the still-high-but-descending trade surplus and the continued default on one portion of public debt.  The exchange rate averaged P$2.93 a US dollar and Banco Nación started to gradually replace the Central Bank in purchasing US dollars to maintain the parity.

The public sector continued to show favorable figures and accumulated a primary surplus of P$4.242 billion, equivalent to 30% of the annual total target.  Additionally, the public debt in default was swapped with a significant level of acceptance (76%).  The delivery of new securities, initially scheduled for early April 2005, has been postponed by the government until the freezing of securities under a complaint of creditors who did not choose to swap their bonds is settled.  The agreement with the IMF is still on hold, and this implies the government will pay at maturity but get no subsequent reimbursement of such payments.

Latin America

The Venezuelan economy has shown a good performance at macroeconomic level in the first quarter of 2005, supported by a slight increase in oil production (3% in average over the last quarter of 2004) and a significant increase in the prices of the Venezuelan  basket (11% over the last quarter of 2004).  With respect to non-oil sectors, construction, manufacturing and transportation showed good signs.  Trade balance driven by high crude oil prices is estimated to be favorable once again.  As a result, international reserves went up slightly over 7%.  In an international scenario of still very low interest rates, the government continued with a policy of improving its external and internal debt profile, and country risk remained around 450bp.

In early March 2005, the official exchange rate was depreciated by 12%, which enabled the government to have monetary resources available from exchange gains and narrow the gap with the rate at the parallel exchange market.

In April 2005, the government decided to change the 32 current oil operating agreements to comply with the “New Hydrocarbons Law”.  This would result in the organization of companies where the State would have an interest of over 50%.  Additionally, the administration is promoting the increase in the income tax rate of up to 50% and royalties to 30%.

Brazil kept performing well in the first quarter of 2005, although some signs of industrial deceleration are observed.  Exports showed an excellent performance and an increase of over 25% YoY, driving the balance of payment surplus to more than US$10 billion.  This resulted in a significant increase of international reserves to around US$62 billion.

The inflation rate measured in 12 mobile months continued with the upward trend that started in May 2004, mainly driven by higher prices in communication, transportation and clothing.  This drove the Central Bank to continue to adjust the monetary policy, increasing SELIC rate by 1.5%, to 19.25% per year.  The exchange rate continued to appreciate (4% in average over the last quarter of 2004) due to the constant increase in interest rates, among other factors, and closed at 2.66 reales per US dollar.

Country risk reached 454bp in late March, up from the level recorded in December 2004, in line with the increase in international rates.

In terms of fiscal figures, the government was again able to record a budgetary surplus in line with expectations after having decided not to renew its agreement with the International Monetary Fund – a decision that will provide more freedom in terms of economic policy.  However, the government committed to meet the inflation and primary fiscal surplus targets of 4.5% of GDP that had been agreed with the IMF.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Discussion and analysis of results of operations for the three-month period ended March 31, 2005 (“2005 quarter”) compared to the three-month period ended March 31, 2004 (“2004 quarter”).

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

In accordance with the procedure set forth in Technical Resolution 19 of the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, we have consolidated line by line on a proportional basis our financial statements with the financial statements of companies over which we exercise joint control. Joint control exists where all the shareholders, or shareholders representing a voting majority, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of companies over which we exercise joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by our proportional interest in the subsidiary’s assets, liabilities and income (loss) and cash flows.  Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

Distrilec Inversora S.A. (Distrilec), Compañía de Inversiones de Energía S.A. (CIESA) and Citelec S.A. fall within the category of companies under joint control. We did not consolidate proportionally line by line our financial statements with the financial statements of Citelec because Petrobras Energía S.A. has committed to sell its interest in Citelec upon transfer of 58.62% of Petrobras Energía Participaciones S.A.’s shares to Petróleo Brasileiro S.A. – Petrobras (Petrobras).

Both CIESA and Distrilec are primarily engaged in regulated energy businesses in Argentina, through Transportadora de Gas del Sur S.A. (TGS) and Edesur S.A. (Edesur), respectively.  The economic and financial balance of these companies’ business has been significantly affected by the Public Emergency Law.   CIESA has defaulted on its debt.  We are not committed, and do not expect, to provide financial assistance to CIESA, TGS or Distrilec, and we have not received dividends from these companies since 2001.

Accordingly, our management analyzes our results and financial condition separately from the results and financial condition of these companies. The discussion below is presented on the basis of the consolidated financial data of Petrobras Energía Participaciones S.A. without proportional consolidation and therefore is not directly comparable to the corresponding financial data set forth in our financial statements. The results of CIESA and Distrilec, proportionally consolidated in the financial statements and the results of Citelec, are discussed under “Analysis of Equity in Earnings of Affiliates”.

Analysis of Consolidated Results of Operations

The table below shows the Company’s results of operations for the three-month periods ended March 31, 2005 and 2004 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of companies under joint control.

For comparative purposes, information for 2004 quarter includes the results of EG3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe SRL, as if the merger had been effected on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, net income for the previous year shown on a comparative basis does not change as a result of the merger. For such reason, the balancing item of the net effect of added results is recorded under “Minority Interest in subsidiaries”, as indicated in Note 2.f.

(in millions of pesos)

Net income: Net income for the quarter increased P$40 million or 48.7% to P$122 million from P$82 million in the same period of previous year. Operations for the period were developed within an international context favored by high crude oil prices, which were passed through to prices of the main refined and petrochemical products. In addition, the recovery of gas and energy prices as a result of the path of prices agreed upon with the Argentine Government had a favorable impact.

This business context resulted in a general increase in sales volumes including, among others, refined products (7%), styrene (41%), polystyrene (17%) and electricity generation (8.7%).

Within this context, operating income significantly increased. This rise was attributable, among other things, to lower exploration expenses, specially as a result of the P$80 million loss recorded in the same period of previous year attributable to reduced exploratory investments in Ecuador.

The improved operating performance was partially offset by higher losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting and the impact of the income tax on 2005 quarter.

Net sales: Net sales increased P$586 million or 31.4% to P$2,452 million from P$1,866 million in the same quarter of previous year. Net sales for 2005 quarter reflect P$112 million and P$159 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$3). Net sales for 2004 quarter reflect P$123 million and P$127 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$4 million).

Without proportional consolidation, net sales increased P$564 million or 34.8% to P$2,184 million from P$1,620 million in the same quarter of previous year. Sales for the Oil and Gas Exploration and Production, Petrochemicals, Refining and Electricity business segments increased P$214 million, P$193 million, P$173 million and P$31 million, respectively, driven by a significant increase in the price of WTI and the main petrochemical and refined byproducts and, to a lesser extent, the growth in sales volumes.

Reflecting the growing integration of operations, intercompany sales increased to P$553 million from P$466 million in the same period of previous year.

Gross profit: Gross profit increased P$251 million or 40.2% to P$876 million from P$625 million. The 2005 quarter gross profit reflects P$54 million and P$29 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2004 quarter gross profit reflects P$67 million and P$19 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2005 quarter increased P$254 million or 47.1% to P$793 million from P$539 million. Reflecting the sales growth mainly attributable to higher prices, gross profit for the Oil and Gas Exploration and Production, Petrochemicals, Refining and Electricity business segments increased P$153 million, P$7 million, P$66 million and P$35 million, respectively.

Administrative and selling expenses:  Administrative and selling expenses in 2005 quarter did not exhibit significant changes compared to 2004 quarter. The 2005 quarter reflects P$3 million and P$16 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.  The 2004 quarter reflects P$7 million and P$16 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$4 million or 2.3% to P$179 million from P$175 million in the same period of previous year.

Exploration expenses: Exploration expenses totaled P$2 million and P$83 million, respectively. See “Analysis of Operating Income – Oil and Gas Exploration and Production”.

Other operating income (expense), net: Other operating income (expense), net accounted for P$52 million and P$42 million losses, respectively. Other operating income (expense), net for 2005 quarter reflects a P$2 million loss and a P$2 million gain attributable to our share in other operating income (expense), net of CIESA and Distrilec, respectively. The 2004 period reflects a P$5 million loss attributable to our share in other operating income (expense), net of Distrilec.

Without proportional consolidation, other operating income (expense), net accounted for P$52 million and P$37 million losses. This rise is mainly attributable to the P$13 million increase in the tax on financial transactions, primarily boosted by prepayment of corporate notes in the quarter under review. In addition, other operating income (expense), net for 2005 quarter reflects a P$10 million gain attributable to tax benefits derived from Innova operations in Brazil, according to an incentive program established by the Río Grande Do Sul State (Brazil) until December 2007. The results arising from these benefits had an impact on 2005 quarter results.

Operating income: Operating income increased P$322 million or 106.6% to P$624 million from P$302 million. The 2005 quarter reflects P$53 million and P$11 million attributable to our share in the operating income of CIESA and Distrilec, respectively. The 2004 quarter reflects a P$60 million gain and a P$2 million loss attributable to our share in the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income moved up P$316 million or 129.5% to P$560 million from P$244 million in the prior-year quarter. See “Analysis of Operating Income”.

Equity in Earnings of Affiliates: equity in earnings of affiliates declined P$15 million or 40.5% to P$22 million from P$37 million in the prior-year quarter. Without proportional consolidation, equity in earnings of affiliates declined P$25 million or 34.7% to P$47 million from P$72 million in 2004 quarter. See “Analysis of Equity in Earnings of Affiliates”.

Other income, net: Other income, net totaled P$9 million in 2005 quarter and P$5 million in 2004 quarter. Other income, net for 2005 quarter reflects an P$9 million loss attributable to our share in other income, net of Distrilec. In 2004 quarter, other expenses, net reflect a P$1 million loss attributable to our share in other income, net of CIESA and a P$19 million gain attributable to our share in other income, net of Distrilec.

Without proportional consolidation, other income (expense), net accounted for a P$17 million gain and a P$13 million loss in 2004 quarter.

In 2005 first quarter, a P$ 23 million gain was recorded attributable to an adjustment in the price of sale of Conuar shares. This sale was effected in October 2002. Pursuant to the contract provisions, the final amount of the price balance payable would be determined according to the price of the shares at the time of payment. This gain was partially offset by a P$9 million loss attributable to accelerated depreciation of deferred charges relating to the issuance of Series K and M of corporate notes that were repaid during the period under review. Results for 2004 quarter mainly reflect expenses related to closing of the forestry business sale transaction.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) increased P$121 million or 48.8% to P$369 million from P$248 million in 2004 quarter. The 2005 quarter reflects a P$2 million loss attributable to our share in the financial income (expense) and holding gains (losses) of Distrilec, while no significant results were recorded in CIESA. The 2004 quarter reflects a P$2 million loss attributable to our share in the financial income (expense) and holding gains (losses) of CIESA, while no significant results were recorded in Distrilec.

Without proportional consolidation, financial income (expense) and holding gains (losses) accounted for P$367 million and P$246 million losses in both periods, respectively. This variation is  attributable to the following:

* A 31.8% increase in the future curve of crude oil prices compared to the 12.8% rise in 2004    quarter.  As a result, and even for lower hedged volumes, losses attributable to the valuation at fair value of derivative instruments which do not qualify for hedge accounting increased to P$251 million in 2005 quarter from P$178 million.

* Interest expense slightly increased 1.6% to P$104 million from P$103 million in prior-year quarter.

Income tax: Income tax accounted for a P$103 million loss in 2005 quarter compared to a P$6 million gain in 2004 quarter. The income tax for 2005 quarter reflects P$5 million and P$5 million losses attributable to our share in the income tax of CIESA and Distrilec, respectively. The income tax for 2004 reflects P$2 million and P$12 million losses attributable to our share in the income tax of CIESA and Distrilec, respectively.

Without proportional consolidation, income tax accounted for a P$93 million loss in 2005 quarter compared to a P$20 million gain in 2004 quarter. In December 2004, the Company partially reversed the allowance provided for tax loss carry forwards.  Income tax was previously offset against this allowance.

Analysis of Operating Income

Oil and Gas Exploration and Production

The international price context for the E&P segment continues to be very favorable during 2005 quarter, with an average WTI of US$49.7 per barrel, 41.2% higher than the average price for 2004 quarter. In Argentina, the benefits derived from such a favorable context were severely limited due to the strong increase in crude exports taxes recorded during 2004. Such taxes moved from a single nominal 20% rate in 2004 quarter to a maximum 45% rate in 2005 quarter within the framework of an incremental tax scheme implemented in August 2004. This scheme was a conditioning reference for the fixing of domestic sales prices to the refining segment in line with the Argentine Government’s intention to establish a price stability framework.

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$225 million or 83.6% to P$494 million from P$269 million in 2004 period. This variation is mainly due to the 26.2% rise in the average sales price of oil equivalent, attributable to (i) the WTI rise mentioned above; (ii) the recognition of the additional compensation in Venezuela (See Outside of Argentina –Venezuela).

The table below shows the Company’s operating income for this business segment:

Net sales: Net sales for this business segment increased P$214 million or 25.1% to P$1.067 million in 2005 quarter from P$853 million in 2004 quarter. This improvement is mainly attributable to the 26.2% rise in the average sales price of oil equivalent, partially offset by a 1.3% reduction in sales volumes of oil equivalent.

In 2005 quarter, the average sales price per barrel of crude oil, including the effects of taxes on exports, increased 23.8% to P$86.3 from P$69.7 in 2004 quarter.

Combined oil and gas daily sales volumes in 2005 quarter decreased to 178.8 thousand barrels of oil equivalent from 179.2 thousand barrels of oil equivalent in 2004 quarter. Crude oil sales volumes increased 2.3% to 126.9 thousand barrels per day from 124.0 thousand barrels per day while gas daily sales volumes dropped 6.1% to 311.0 million cubic feet and 331.2 million cubic feet, respectively.

Argentina

In Argentina, sales rose 6.9% or P$34 million to P$525 million from P$491 million in 2004 quarter. Combined oil and gas daily sales volumes decreased 4.1% to 97.7 thousand barrels of oil equivalent in 2005 quarter from 101.9 thousand barrels of oil equivalent in 2004 quarter.

Crude oil sales increased P$25 million or 5.6% to P$475 million from P$450 million in the same quarter of previous year. This increase was attributable to the 8.3% rise in the average sales price to P$91.2 per barrel from P$84.2 per barrel, mainly as a consequence of the rise in the international reference price, limited by the effects of the incremental export tax scheme mentioned above.

Daily crude oil sales volumes declined 1.4% to 57.9 thousand barrels from 58.7 thousand barrels in the prior-year quarter mainly due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline. In such respect, the investments made, basically in projects aimed at improving the fields’ production basic curve, allowed to mitigate the negative trend of the production curve.

Total gas sales increased 21.9% to P$50 million from P$41 million in 2004 quarter, mainly due to improved sales prices which were 33.5% higher compared to 2004 quarter, partially offset by a 7.7% reduction in sales volumes.

Average sales price increased to P$2.31 per million cubic feet from P$1.73 per million cubic feet in 2004 quarter, mainly due to the renegotiation of contracts and the implementation of a path for the recovery of natural gas prices agreed upon in April 2004 by the Argentine Government and gas producers. Conversely, due to the restrictions imposed by the Argentine Government within the context of the energy emergency, gas export volumes fell 30% and were sold in the domestic market at lower prices.

Daily gas sales volumes dropped to 239.3 million cubic feet mainly due to the considerable decline in the fields’ production curve mentioned above.

Outside of Argentina

Combined oil and gas sales outside of Argentina increased P$176 million or 48.4% to P$538 million from P$362 million in 2004 quarter. Total oil and gas sales volumes rose 4.8% to 81.0 thousand boe/d from 77.3 thousand boe/d. The average sales price per barrel of oil equivalent increased 43.2% to P$73.7 from P$51.5 in the prior-year quarter, mainly due to the increase in the international reference price and the recognition of an incentive fee in Venezuela.

Venezuela

In Venezuela, oil and gas sales in 2005 quarter grew P$84 million or 44.4% to P$273 million from P$189 million in 2004 quarter. In 2005 quarter, the average price per barrel of oil totaled P$65.3, 49.5% higher compared to P$43.7 in the same quarter of previous year. This variation is mainly attributable to the WTI behavior mentioned above and to the recognition of an additional compensation provided for under the second round contracts, which include, among others, the Oritupano Leona area. Along these lines, the pertinent operating agreement provides that once an accumulated production volume of 155 million barrels has been reached, an additional compensation will be recognized based on a rate per barrel adjusted on the basis of changes in prices of a crude basket. During January 2005, the Consortium reached the accumulated production required under the agreement and consequently started to recognize such incentive on production. As of March 31, 2005 the incentive mentioned above accounted for an additional income of P$73 million.

Gas average price increased 19.0% to P$1.44 from P$1.21 per million cubic feet.

Daily sales volumes of oil equivalent decreased 2.9% to 49.7 thousand boe from 51.2 thousand boe in the prior-year quarter, mainly as a consequence of the poor results obtained from the third round drilling campaigns during 2004.

Ecuador

In Ecuador, oil sales for 2005 quarter increased 93.6% to P$91 million from P$47 million in the same period of previous year. Daily sales volumes increased 70.2% to 9.7 thousand barrels. These volumes include the sale of 202.7 thousand barrels attributable to December production. This sale was postponed to January 2005 due to a commercial decision. Without considering this effect, sales volumes increased 29.8% to 7.4 thousand barrels per day, in line with the gradual progress in the development of Block 18, with significant investments including expansion of the crude oil treatment plant and the bringing into production of 6 new wells. The sales price increased 16.2% to P$104.9 per barrel from P$90.3 per barrel, mainly due to the 23% increase in Oriente crude oil, the applicable international reference, the magnitude of which was lower than that of the WTI due to  increased discount for this type of crude oil.

Peru

In Peru, oil and gas sales in the period under review increased P$47 million or 48.0% to P$144 million from P$97 million in the same quarter of previous year.

The crude oil price rose 41.2% to P$127.2 per barrel from P$90.1 per barrel. The international reference (a combination of Oriente crude oil and WTI) recorded a 40.1% positive variation.

The price of gas decreased 16.9% to P$4.76 from P$5.72 per million cubic feet, as a consequence of the increase in gas supply, boosted by the incorporation to the gas market of the Camisea formation which is the most important gas reserve in Peru and one of the most important gas reserves in Latin America.

Daily sales volumes of oil equivalent increased 6.8% to 13.6 thousand bbl/d from 12.7 thousand bbl/d in 2004 quarter, basically as a consequence of the good results obtained from the drilling and workover campaigns carried out in 2004.

Bolivia

In Bolivia, oil and gas sales in 2005 quarter increased P$1 million or 3.4% to P$30 million from P$29 million in 2004 quarter. Combined oil and gas daily sales volumes increased 5.3% to 8.1 thousand boe.

The average sales price of gas recorded a slight 1.8% increase to P$5.7 per million cubic feet from P$5.6 per million cubic feet in the prior-year quarter.

Gross profit: Gross profit for the business segment rose P$153 million or 34.5% to P$596 million from P$443 million. The margin on sales increased to 55.8% from 51.9% in the same quarter of previous year. This rise in margins is mainly attributable to a 26.2% increase in average sales prices of oil equivalent. The lifting cost increased 9.2% to P$8.53 per barrel of oil equivalent from P$7.81 per barrel of oil, mainly due to the rise in rates for oil services and, to a lesser extent, increases in electric power costs and to incremental costs associated with the implementation of new safety and environmental standards.

Administrative and selling expenses: Administrative and selling expenses declined P$7 million or 12.5% to P$49 million in 2005 quarter from P$56 million in the same period of previous year.

Exploration expenses: Exploration expenses totaled P$2 million in 2005 quarter and P$83 million in 2004 quarter. Expenses for 2004 quarter are mainly attributable to the charging to income of investments in exploratory wells of Block 31 in the amount of P$80 million.

Other operating income (expense): Other operating income (expense) accounted for P$51 million and P$35 million losses in 2005 and 2004 quarters, respectively. Losses for 2005 quarter are mainly attributable to the costs associated with the unused transportation capacity under the Ship or Pay contract with OCP, in the amount of P$41 million, and a P$6 million loss derived from the renegotiation of contracts for services with PDVSA in Venezuela. The 2004 quarter loss mainly reflects costs in the amount of P$40 million attributable to the unused transportation capacity under the Ship or Pay contract, partially offset by a P$11 million gain derived from the favorable resolution of commercial claims in Venezuela.

Hydrocarbon Marketing and Transportation

Operating income: In 2005 and 2004 quarters, operating income for the Hydrocarbon Marketing and Transportation business segment totaled P$60 million and P$64 million, respectively. Operating income reflects P$53 million and P$59 million gains in 2005 and 2004 quarters, respectively, attributable to the proportional consolidation of CIESA. Excluding such effects, operating income totaled P$7 million and P$5 million in 2005 and 2004 quarters, respectively.

The table below shows the Company’s operating income for this business segment, excluding the effects of the proportional consolidation of CIESA:

Net sales: Sales revenues significantly increased to P$143 million in 2005 quarter from P$102 million due to the import of gas from Bolivia as from June 1, 2004, which offsets the decline in gas production from the Company’s own fields.

Sales revenues for imported gas and liquids and gas and liquids produced by the Company totaled P$68 million and P$67 million in the quarter under review and P$36 million and P$65 million in the prior-year quarter, respectively. Sales volumes for imported gas and gas produced by the Company in Argentina totaled 273 million cubic feet per day in 2005 quarter and 269 million cubic feet per day in 2004 quarter. Liquids sales volumes totaled 75.5 thousand tons in 2005 quarter and 83.8 thousand tons in 2004 quarter.

Gas and LPG brokerage services accounted for sales revenues in the amount of P$8 million and P$1 million in 2005 and 2004 first quarters, respectively.

Gross profit: Gross profit for the quarter under review showed no significant results compared to a P$3 million gross profit in the prior-year quarter.

Other operating income (expense), net: Other operating income (expense), net reflected P$9 million and P$3 million gains in 2005 and 2004 quarters, respectively, mainly derived from advisory services provided to TGS’s technical operator. As from July 2004, within the framework of the Agreement entered into with Enron, such function was assigned to the Company.

Refining

The table below shows the Company’s operating income for this business segment:

Operating income: In 2005 quarter, operating income for the Refining business segment increased P$63 million to P$23 million, compared to a P$40 million loss in the prior-year quarter. During 2005 quarter, prices rose significantly, both in the foreign and domestic markets. In the latter market the increase in prices was recorded in products not subject to the Price Stability Agreement. In addition, implementation of the crude oil export tax regime had a positive impact since it mitigated the significant rise in the price of WTI crude oil and therefore allowed to recover the respective refining margins.

Gross profit: Gross profit for 2005 quarter increased significantly to P$85 million from P$19 million in 2004 quarter and gross margin rose 9.1% in 2005 quarter from 2.5% in 2004 quarter. During 2005 quarter, prices rose significantly, both in the domestic and foreign markets. In the latter market the increase in prices was recorded in products not subject to the Price Stability Agreement. For the purposes of capitalizing on this situation, priority was given to products and distribution channels with higher contribution, allowing to mitigate the 9.6% increase in the average cost of processed crude oil to P$101.9 per barrel in 2005 quarter from P$93 per barrel in 2004 quarter.

Net sales: Net sales for refinery products increased P$173 million or 22.8% to P$932 million in 2005 quarter from P$759 million in the same quarter of previous year, driven by higher sales prices. Total sales volumes rose 7%, domestic sales increased 6% compared to 2004 quarter while export sales rose 7%.

Within a context of high international crude oil prices, sales average prices of benzene, paraffins, heavy distillates, asphalts, reformer plant byproducts, diesel oil, gasoline and aromatics increased 64%, 35%, 29%, 21%, 16%, 14%, 6% and 4%, respectively.

Within the framework of a growing operational integration with the Oil and Gas Exploration and Production business segment, in 2005 quarter crude oil volumes processed at San Lorenzo and Bahía Blanca refineries increased 3.7% to 66,595 barrels per day.

Total diesel oil sales volumes moved down 6.4% to 427 thousand cubic meters, mainly due to the decline in export volumes. In 2004 quarter, in a stage prior to full integration and complementation of operations, surplus production from the San Lorenzo refinery was sold in the export market while EG3’s network shortfall, which was not covered by production from its Bahía Blanca refinery, was made up by purchases from third parties. Domestic sales for 2005 quarter were in line with 2004 quarter. However, the 7.6% growth in the diesel oil domestic market resulted in a drop in market share to 14.4% in 2005 quarter from 16.0% in 2004 quarter.

Total gasoline sales volumes dropped 4.4% to 182 thousand cubic meters in 2005 quarter mainly due to a 20.2% decline in exports. Domestic sales exhibited a 2.3% increase. As a result of the 6.2% increase in the gasoline market, the market share dropped to 14.4% from 15.2%. Yet, in the premium gasoline market, the Company’s market share grew from 6% to 9.6% mainly due to the launching of Podium gasoline.

Asphalt sales volumes grew 12.3% mainly due to the 24% growth in the domestic market, boosted by infrastructure works promoted by the government, mainly in the southern region of the country. Within this context, domestic market sales increased 28.8% while exports declined 49.3%.

As regards heavy distillates, a change in the production mix was made to prioritize products offering higher contribution margins. In such respect, sales volumes rose 35% mainly due to an increase in sales of VGO (72.4%) and IFO Bunker (61.7%), mitigated by lower volumes of fuel oil (31.1%) as a result of its lower margins. The increase in volumes results from an export transaction scheduled for late 2004 and actually performed in early 2005.

As regards the remaining products, sales of reformer plant byproducts rose 41.1%, basically as a consequence of a 44% increase in sales of aromatics and a 32.7% growth in sales of paraffins mainly as result of exports of varieties of paraffins. To a lesser extent, an increase of sales of LPG to the domestic market was recorded.

Administrative and selling expenses: Administrative and selling expenses grew to P$59 million from P$52 million in the prior-year quarter, mainly as a result of an increase in labor costs, primarily due to salary rises.

Other operating income (expense), net: Other operating income (expense), net accounted for P$3 million and P$7 million losses in the prior-year quarter .

Petrochemicals

Styrenics business operations exhibited a significant decline in international marketing spreads in the period under review. This also applied to styrene and polystyrene, which recorded 48% and 33% drops, respectively. Though styrene and polystyrene international prices increased approximately 38% and 31% in 2005 quarter compared to 2004 quarter, the price of benzene, their main feedstock, recorded a 65% increase.

Regarding the fertilizers business, urea international prices rose 44.5% from an average of US$137 per ton in 2004 quarter to US$198 per ton in 2005 quarter mainly as a result of an increased demand.

The table below shows the Company’s operating income for this business segment:

(in millions of pesos)

Operating income: Operating income for the Petrochemical business segment rose P$10 million or 19.2% to P$62 million in 2005 quarter from P$52 million in 2004 quarter, due to the increase in gross profit and the recognition of tax benefits for Innova operations, partially offset by higher administrative and selling expenses.

Net sales: In 2005 quarter, net sales increased P$193 million or 61.3% to P$508 million from P$315 million in 2004 quarter (net of eliminations of P$42 million and P$2 million), mainly driven by higher sales prices.

*                  Styrenics - Argentina:

Sales of styrenics in Argentina rose 76% to P$227 million from P$129 million in 2004 quarter, due to the combined effect of higher sales prices, in line with international reference prices, and ethylbenzene sales to Innova. To such respect, the start-up of the ethylene plant, in October 2004, allowed to increase the supply of ethylbenzene which is exported to Innova within the framework of vertical integration of the petrochemical businesses, thus allowing for full use of production installed capacity.

Average sales prices in 2005 quarter were 38% higher compared to 2004 quarter, with 48%, 38% and 47% increases in the styrene, polystyrene and rubber lines of business, respectively.

Styrenics sales increased 28% to 59 thousand tons compared to the prior-year quarter, primarily due to the volumes of ethylbenzene exports to Innova.

The behavior of styrenic products was the following:

a) Styrenics sales volumes dropped 3% due to the plant shutdown during the year for catalyst replacement. As a result of these restrictions, exports dropped 13%. Domestic sales volumes rose 2%.

b) Polystyrene and Bops sales volumes were 24% higher compared to 2004 quarter, with a 6% increase in domestic sales and a 52% rise in exports, mainly to Chile, Uruguay and Europe (polystyrene) and the United States and Europe (bi-oriented polystyrene).

c) Considering production from the ethylene plant, ethylbenzene sales volumes totaled 12.2 tons in 2005 quarter compared to 1 ton in 2004 quarter.

 d) Rubber sales volumes declined 14% compared to 2004 quarter, mainly due to rebuilding of inventory levels that directly affected export markets. Sales volumes in the domestic market remained at 2004 quarter levels.

*          Styrenics - Brazil - Innova:

Innova sales in Brazil increased 102.2% to P$281 million in 2005 quarter from P$139 million in the prior-year quarter, mainly due to the increase in sales prices, in line with international reference prices and, to a lesser extent, the rise in sales volumes.

Styrene and polystyrene prices increased 44% and 46%, respectively, compared to 2004 quarter.

Total styrene and polystyrene volumes grew 13.6% and 11%, respectively, compared to 2004 quarter, boosted by a higher demand from the Brazilian market in line with higher industrial activity levels. The Company’s leadership in the Brazilian market allowed to leverage commercial opportunities offered by a favorable economic context, thus increasing its market value.

*           Fertilizers:

Fertilizers sales dropped 17.6% to P$42 million from P$51 million in 2005 quarter. This drop resulted from a 24% decline in sales volumes which, in turn, reflects a demand shrinkage due to a 10% increase in sales prices.

Gross profit: Gross profit increased P$7 million or 8.8% to P$87 million from P$80 million in the prior-year quarter. Gross margin on sales declined to 17.1% from 25.4%, reflecting the increase in international prices of raw materials, especially benzene.

*          Styrenics - Argentina:

Gross profit increased 54.5% to P$51 million from P$33 million in the same quarter of previous year, boosted by the rise in prices and volumes. Gross margin on sales decreased to 22.5% from 25.5% mainly as a result of the impact of the increase in the price of benzene.

*           Styrenics - Brazil:

Gross profit declined 18.8% to P$26 million from P$32 million in 2004 quarter. Gross margin on sales decreased to 9.3% from 23% as a result of the increase in the price of raw materials, mainly benzene.

*           Fertilizers:

Gross profit declined 33.3% to P$10 million from P$15 million in 2004 quarter and gross margin decreased to 23.8% from 29.4%. The decline in gross profit was attributable to a significant drop in sales volumes, while the decrease in gross margin reflects the impact of higher costs of products for resale.

Administrative and selling expenses: Administrative and selling expenses totaled P$35 million and P$29 million in both quarters, respectively. This increase is mainly attributable to: (1) increased labor costs in Innova, (2) the appreciation of the real against the US dollar in Brazil, and (3) the increase in selling expenses in Argentina, due to higher freight costs in line with ethylbenzene exports to Innova.

Other operating income (expense), net: Other operating income (expense), net recorded P$10 million and P$1 million gains in 2005 and 2004 quarters, respectively. The 2005 quarter gain is mainly attributable to the collection of tax benefits granted by the Río Grande do Sul State, Brazil, to companies settled in such state.

Electricity

Operating income: In 2005 quarter operating income for the Electricity business segment increased P$39 to P$45 million from P$6 million. Operating income reflects P$11 million and P$1 million gains for 2005 and 2004 quarters, respectively, attributable to our share in the operating income of Distrilec. Without proportional consolidation, operating income increased to P$34 million in 2005 quarter from P$5 million in 2004 quarter, mainly due to increased generation margins, derived from higher prices and volumes in 2005 quarter and to increased costs associated with the shutdown for scheduled maintenance works at Genelba Power Plant in the prior-year quarter.

The table below shows the Company’s operating income for this business segment, excluding the effects of the proportional consolidation of Distrilec:

(in millions of pesos)

Electricity generation

Net sales: net sales of electricity generation increased P$30 million or 58.8% to P$81 million in 2005 quarter from P$51 million in the same quarter of previous year, as a consequence of the combined effect of a 46.2% improvement in generation prices and an 8.8% increase in energy sales as a result of the 4% increase in the demand for energy and the higher availability factor of Genelba Power Plant in 2005 quarter.

The increase in energy sales prices mainly derived from a higher demand for electric power within a framework of reduced water flows contributed by the different basins and restricted gas supply. Such facts resulted in energy deliveries by less efficient thermal machines. In addition, in the case of Genelba Power Plant, the passing through to sales prices of the increase in gas costs as a result of the path of prices implemented since 2004 fourth quarter had a favorable impact. The Company’s competitive advantages resulting from being an integrated energy company and from the joint operation of thermal and hydroelectric generation plants allowed it to capitalize on these market opportunities.

Net sales attributable to Genelba Power Plant increased 66.7% to P$70 million in 2005 quarter from P$42 million, due to the combined effect of improved prices and increased sales volumes. The average sales price of energy increased to P$48.7 per MWh or 49.8% in 2005 quarter from P$32.5 per MWh in 2004 quarter, due to the market reasons mentioned above. Energy sales increased 11.7% to 1,440 GWh in 2005 quarter from 1,289 GWh in 2004 quarter due to the higher demand recorded in 2005 quarter and to the effects of scheduled major maintenance works at Genelba Power Plant in 2004 quarter. Therefore, the plant factor as well as the power plant’s availability factor rose to 100% in 2005 quarter from 92.3% in 2004 quarter and to 99.3% in 2005 quarter from 93.3% in 2004 quarter, respectively.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased 22.2% to P$11 million in 2005 quarter from P$9 million. The average sales price increased 36.2% to P$53.4 per MWh in 2005 quarter from P$39.2 per MWh in 2004 quarter. During 2005 quarter, energy delivered declined 8.7% to 200 GWh from 219 GWh in 2004 quarter, due to lower water levels in the Comahue Basin.

Gross profit: Gross profit for the generation business increased P$34 million to P$35 million in 2005 quarter from P$1 million in 2004 quarter, mainly driven by improved prices in the wholesale electricity market in 2005 quarter and higher costs in 2004 quarter derived from scheduled major maintenance works at Genelba Power Plant.

Administrative and selling expenses: Administrative and selling expenses for the generation business totaled P$3 million in both quarters.

Other operating income (expense), net: Other operating income (expense), net is mainly attributable to income from advisory services provided to Chilectra S.A. (Edesur S.A.’s technical operator) totaling P$6 million in the same quarter of previous year. In November 2004, Chilectra S.A. and Edesur S.A. renegotiated the terms and conditions of the technical assistance agreement.

Equity in earnings of affiliates: Equity in earnings of affiliates declined P$15 million or 40.5% to P$22 million from P$37 million in the prior-year quarter. Without proportional consolidation, equity in earnings of affiliates dropped P$25 million or 34.7% to P$47 million from P$72 million in the same quarter of previous year.

This decrease is mainly attributable to the effect of a decline in equity in earnings of Empresa Boliviana de Refinación, Distrilec and CIESA/TGS, partially offset by an improvement in equity in earnings of Citelec and Refinor.

Analysis of Equity in Earnings of Affiliates

The table below presents equity in earnings of affiliates of Petrobras Energía Participaciones S.A., its subsidiaries and companies under joint control for the first quarters of 2005 and 2004. In addition, the table presents equity in earnings of affiliates excluding the effects of proportional consolidation for the quarters mentioned above.

TGS/CIESA: In 2005 quarter, equity in earnings of CIESA and TGS declined P$4 million or 10.3% to P$35 million from P$39 million in 2004 quarter, mainly due to a drop in sales revenues for the unregulated segment, partially offset by increases in the regulated segment activities and reduced interest expense as a result of a lower level of indebtedness and a drop in interest rates due to restructuring of TGS’s debt.

Total sales revenues declined 5.3% or P$13 million to P$232 million from P$245 million in the same quarter of previous year.

Sales revenues for the gas transportation segment increased 3.8% or P$4 million to P$110 million, due to the execution of new firm transportation contracts, effective May 2004. The higher transportation capacity committed (3.6 MMm³/d) results from competitive biddings for transportation capacity conducted by TGS in March 2004.

Income from the NGL production and marketing segment declined 16.9% or P$22 million to P$108 million mainly due to a 26% drop in sales volumes, partially offset by an increase in international prices. This drop in sales volumes was attributable to a shortage in natural gas supply that translated into reduced extraction of liquids. In addition, as from May 2004 the tax on exports of NGL increased from 5% to 20%.

In 2005 quarter, CIESA’s operating income declined P$17 million or 14.5% to P$100 million, mainly due to lower volumes from the unregulated segment.

Distrilec/Edesur: Equity in earnings of Distrilec accounted for a P$3 million loss in 2005 quarter compared to a P$3 million gain in 2004 quarter. The 2004 quarter reflects the positive impact derived from the settlement agreement with Almston Argentina in connection with Almston Argentina’s responsibility in the January 15, 1999 event occurred in Azopardo Substation. Such agreement definitively puts an end to any and all claims between the parties and accounted for a P$37 million gain for Edesur, recorded under Other income (expense), net.

Income from services in 2005 quarter increased 25.6% to P$329 million from P$262 million in 2004 quarter, due to the combined effect of a 22% rise in sales prices and a 2% increase in the demand for energy.

Operating income, under accounting standards consistent with those applied by the Company, increased to P$12 million from P$1 million in 2004 quarter, driven by increased demand and a rise in sales prices exceeding the increase in energy purchase costs. This operating improvement in 2005 quarter was absorbed by income tax and the impact of penalties imposed by regulatory authorities in January 2005 in connection with the execution of the investments necessary to meet the required demand and quality standards.

Refinor: Equity in earnings of Refinor increased P$3 million or 37.5% to P$11 million from P$8 million in 2004 quarter. This significant rise basically derives from higher fuel marketing margins resulting from export operations and, to a lesser extent, the revaluation of inventories due to the WTI rise.

Refinor sales increased 16.1% or P$39 million to P$281 million from P$242 million in 2005 quarter, due to the business higher sales prices, in line with the growth in international reference prices.

Citelec/Transener: In 2005 quarter, equity in earnings of Citelec accounted for a P$5 million gain, while no results were recorded in 2004 quarter. Improved results derived from unregulated activities.

Sales revenues rose to P$81 million or 22.8%, mainly as a result of increased revenues from unregulated services, both in Argentina and abroad, derived from the regional expansion of Transener’s activities in Latin America, mainly in Paraguay and Brazil. Regulated rates were not subject to adjustments during 2005 and 2004 quarters.

In 2005 quarter, operating income increased P$4 million or 66.7% to P$10 million compared to P$6 million primarily due to higher contribution from unregulated activities, partially offset by higher labor costs derived from increases imposed by the Argentine Government in 2004.

Petroquímica Cuyo S.A. (Cuyo): Equity in earnings of Cuyo accounted for P$3 million and P$5 million gains in 2005 and 2004 quarters, respectively, derived from a decline in contribution margins in 2005 since the increase in the cost of supplies was proportionally higher than the rise in sales prices in line with the increase in crude oil prices that had a strong impact on the petrochemical industry international reference prices.

Sales increased to P$75 million or 33.9% from P$56 million in the same quarter of previous year, due to the combined effect of a 30% increase in sales prices and a 5% rise in sales volumes to 19.3 thousand tons in 2005 quarter.

 Empresa Boliviana de Refinación (EBR): Equity in earnings of EBR accounted for a P$11 million loss in 2005 quarter compared to a P$6 million gain in 2004 quarter, attributable to the adverse effect of regulatory changes and allowances for bad debts, especially for receivables from the Bolivian government, and tax claims.

In 2005 quarter, EBR recorded a 17% increase in crude oil processing and sales volumes, mainly gasoline and diesel oil. Increased volumes were sold through its extended commercial network to which new points of sale of its subsidiary EBD were added. However, EBR’s refining margin was adversely affected by higher taxes as a result of the regulatory changes effective January 1, 2005.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the three-month periods ended March 31, 2002 and 2001 does not have retroactive effect under the new professional accounting standards. The information below for the three-month periods ended March 31, 2004, 2003, 2002 and 2001 does not reflect the effects of the merger  of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

LISTED PRICE OF THE COMPANY’S SHARE

STATISTICAL DATA

The information below for the three-month periods ended March 31, 2004, 2003, 2002 and 2001 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

For the three-month period ended March 31,				
	2005	2004	2003	2002	2001
Crude oil sales (thousands of barrels)					
Argentina	5,207	4,536	4,652	5,191	5,547
Venezuela	4,128	4,264	2,732	4,568	3,693
Peru	1,109	1,035	1,040	1,002	1,072
Bolivia	112	128	120	127	119
Ecuador	869	517	236	2	-
Total	11,425	10,480	8,780	10,890	10,431
Natural gas sales (thousands of cubic feets)					
Argentina	21,538	18,435	18,816	22,913	24,247
Venezuela	2,080	2,384	1,527	1,910	1,587
Peru	683	737	740	766	810
Bolivia	3,691	3,425	3,528	3,451	3,247
Total	27,993	24,980	24,611	29,041	29,891
Petrochemical sales (tons)					
Fertilizer	54,517	72,058	66,251	31,691	51,143
SBR	12,678	14,595	14,197	10,101	11,392
Styrene	46,806	33,227	35,874	26,853	25,525
Propylene	6,682	5,709	6,302	4,170	4,262
Polystyrene	42,662	36,456	37,769	34,451	36,886
Refining products sales					
Aromatics (tons)	21,164	16,101	13,353	12,808	13,928
Bencen (tons)	15,792	12,754	12,203	6,180	13,258
Gasoline (m3)	181,590	53,451	27,518	30,066	30,852
Gas Oil (m3)	427,235	214,247	184,457	140,412	185,317
Other middle distillates (m3)	1,601	1,422	787	1,563	3,101
Asfalts (tons)	48,313	28,845	14966	10,514	22,731
Paraffins (tn)	49,580	27,193	22,841	34,819	19,519
Reformer plant products (Tn)	35,243	19,362	18,029	13,876	14,621
Other heavy products (tons)	124,718	109,603	121,505	91,664	72,582
Electricity generation (gwh)					
Energy produced	1,483	1,408	1,174	1,359	1,016
Contracted sales	484	326	389	328	256
Spot sales	1,156	1,182	943	1,143	859
Total sales	1,640	1,508	1,332	1,471	1,115

INDEPENDENT ACCOUNTANT´S REVIEW REPORT

To the Board of Directors of

Petrobras Energía Participaciones S.A.:

1.

We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of March 31, 2005, and the related consolidated statements of income, changes in shareholders´ equity and cash flows for the three-month period then ended. These financial statements are the responsibility of the Company’s management.

2.

We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Science applicable to the limited review of interim-period financial statements. Under such standards, a limited review mainly consists in applying analytical procedures to accounting information and in making inquiries of the persons responsible for accounting and financial matters. The scope of a limited review is substantially less than that of a financial statements audit, the purpose of which is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such opinion. We believe that our review and the reports of other auditors mentioned in paragraph 5, provide us with a reasonable basis for our negative assurance in paragraph 8 below.

3.

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the National Securities Commission (CNV) regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform with CNV regulations.

4.

As further explained in Note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the CNV, but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company.

5.

The financial statements of some related companies, used to value the interest in such companies by the equity method or incorporated by the proportional consolidation method as of March 31, 2005, were audited by other auditors, whose reports have been furnished to us. Our negative assurance set forth in paragraph 8, insofar as it relates to the amounts included for such companies, after considering the adjustments mentioned in note 9 to the consolidated financial statements, is based on the reports of the other auditors.  These companies are:

a)

Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A.: the assets and net sales of such companies, incorporated by the proportional consolidation method, represent about 8% and 6% in the case of Distrilec Inversora S.A., and 13% and 5% in the case of Compañía de Inversiones de Energía S.A., of the respective consolidated totals as of March 31, 2005 and for the three-month period then ended.

b)

Compañía Inversora en Transmisión Eléctrica Citelec S.A. and Transportadora de Gas del Sur S.A.: the interests in these companies represent non-current investments for about Argentine pesos 279,000,000 as of March 31, 2005 and gains for Argentine pesos 12,000,000 included in “Equity in earnings of affiliates” for the three-month period then ended.

6.     The reports of the other auditors mentioned in paragraph 5 related to the financial statements of Compañía de Inversiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica Citelec S.A. as of March 31, 2005 include, among others, qualifications for unresolved uncertainties as to such companies’ ability to continue as going concern. As described in note 9 to the consolidated financial statements, such related companies and their subsidiaries have been negatively impacted by the Argentine Government’s adoption of various economic measures, including the de-dollarization of revenue rates, the renegotiation of License and Concession contracts and the devaluation of the Argentine peso. In addition, such related companies or their subsidiaries have suspended the payment of their financial debt. These circumstances raise substantial doubt about the ability of those companies to continue as going concern. In the case of Transportadora de Gas del Sur S.A., the report of the other auditors as of March 31, 2005 includes, among others, qualifications for unresolved uncertainties referred to the future development of the company’s regulated businesses and the recoverable value of its non-current assets. The company managements’ plans in regard of these matters are also described in note 9 to the consolidated financial statements. The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

7.

As described in note 3 to the consolidated financial statements, the Company prepares its financial statements in accordance with the CNV regulations, which differ from generally accepted accounting principles in Buenos Aires City, Argentina, as follows:

a)   The Company has not recognized the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, affecting the financial position as of March 31, 2005 and the result of the operations for the three-month period then ended.

b)    he Company has not discounted the nominal values of the deferred tax assets and liabilities, affecting the financial position as of March 31, 2005 and the result of the operations for the three-month period then ended.

The effects of the matters mentioned above have not been quantified by the Company.

8.

Based on our review and on the other auditors´ reports mentioned in paragraph 5, we are not aware of any material modification that should be made to the financial statements mentioned in paragraph 1 for them to be in conformity with the Argentine Business Association Law and the pertinent regulations of the CNV applicable to consolidated financial statements and, except for the matters mentioned in paragraph 7, with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina. This statement must be read considering the uncertainties described in paragraph 6, the outcome of which cannot be determined as of the date of this report.

9.

Regarding the consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004 and the consolidated statements of income, changes in shareholders´ equity and cash flows for the three-month period ended March 31, 2004, presented for comparative purposes, we further report that:

a)    On February 18, 2005, we issued an audit report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004. Such report included qualifications for unresolved uncertainties referred to: i) the ability to continue as going concern of the related companies Compañia Inversora en Transmisión Eléctrica Citelec S.A. and Compañía de Inversiones de Energía S.A. and, ii) the future development of the regulated businesses of Transportadora de Gas del Sur S.A. and the recoverable value of its non-current assets. In addition, our report contained qualifications for the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 and for not having discounted the nominal values of its deferred tax assets and liabilities as required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV. The consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004 includes the effects of the corporate reorganization mentioned in note 2 to the consolidated financial statements. We have not audited any financial statement as of any date or for any period subsequent to December 31, 2004.

b)   On May 7, 2004, we issued a limited review report on the financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries for the three-month period ended March 31, 2004. Such report included qualifications for unresolved uncertainties as to the ability to continue as going concern of the related companies Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A.. Since, Transportadora de Gas del Sur S.A. has restructured its financial debt, the report of the other auditors on the financial statement for the three-month period ended March 31, 2004 differs from the one previously presented. The limited review report of the other auditors on the financial statements of Transportadora de Gas del Sur S.A. for the three-month period ended March 31, 2004 includes qualifications for unresolved uncertainties referred to the future development of the company’s regulated businesses and the recoverable value of its non-current assets. In addition, our report contained qualifications for the lack of recognition of  the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 and for not having discounted the nominal value of its deferred tax assets and liabilities as required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV. The accompanying consolidated statements of income, changes in shareholders´ equity and cash flows for the three-month period ended March 31, 2004 include the effects of the corporate reorganization mentioned in note 2 to the consolidated financial statements.

Buenos Aires, Argentina,

     May 6, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
ENRIQUE C. GROTZ Partner

	2005	2004
Net sales	2,452	1,866
Costs of sales (Note 21.c)	(1,576)	(1,241)
Gross profit	876	625
Administrative and selling expenses (Note 21.e)	(198)	(198)
Exploration expenses (Note 21.e)	(2)	(83)
Other operating expenses, net (Note 16.c)	(52)	(42)
Operating income	624	302
Equity in earnings of affiliates (Note 9.b)	22	37
Financial income (expense) and holding gains (losses)		
Generated by assets:		
Interest	22	6
Exchange difference	(32)	(12)
Holding gains (losses)	1	19
Holding gains and income from sale of listed shares and government securities	18	15
Other financial (expenses) income, net	(8)	10
	1	38
Generated by liabilities:		
Interest	(157)	(149)
Exchange difference	69	69
Derivatives	(253)	(178)
Other financial expenses, net	(29)	(28)
	(370)	(286)
Other income, net (Note 16.d)	9	5
Income before income tax and minority interest in subsidiaries	286	96
Income tax provision (Note 11)	(103)	6
Minority interest in subsidiaries	(61)	(20)
Net income	122	82
Earnings per share - Stated in Argentine pesos	0.057	0.039

The accompanying notes are an integral part of these consolidated financial statements.

	2005	2004
CURRENT ASSETS		
Cash	134	139
Investments (Note 9.a)	885	934
Trade receivables	1,413	1,181
Other receivables (Note 16.a)	664	756
Inventories (Note 8)	627	627
Other assets	3	1
Total current assets	3,726	3,638
NON-CURRENT ASSETS		
Trade receivables	51	47
Other receivables (Note 16.a)	814	784
Inventories (Note 8)	76	71
Investments (Note 9.a)	1,498	1,323
Property, plant and equipment (Note 21.a)	12,299	12,347
Other assets	60	65
Total non-current assets	14,798	14,637
Total assets	18,524	18,275
CURRENT LIABILITIES		
Accounts payable	1,162	1,181
Short-term debt (Note 10)	1,933	1,709
Payroll and social security taxes	103	98
Taxes payable	240	215
Reserves (Note 12)	41	31
Other liabilities (Note 16.b)	568	657
Total current liabilities	4,047	3,891
NON-CURRENT LIABILITIES		
Accounts payable	31	26
Long-term debt (Note 10)	6,042	6,248
Payroll and social security taxes	12	12
Taxes payable	220	142
Other liabilities (Note 16.b)	213	178
Reserves (Note 12)	80	76
Total non-current liabilities	6,598	6,682
Total liabilities	10,645	10,573
TRANSITORY DIFFERENCES		
Measurement of derivative financial instruments designated as effective hedge	(1)	(2)
Foreign currency translation	(54)	(47)
Total transitory differences	(55)	(49)
MINORITY INTEREST IN SUBSIDIARIES	2,301	2,240
SHAREHOLDERS' EQUITY (Per respective statements)	5,633	5,511
	18,524	18,275

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (a)

	2005	2004
Cash provided by (used in) operations:		
Net income	122	82
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	61	20
Equity in earnings of affiliates (Note 9.b)	(22)	(37)
Financial expense, net	(46)	(57)
Dividends collected (Note 9.c)	7	13
Depreciation of property, plant and equipment	307	285
Debt to exploitation partners in Venezuela allowance	(6)	1
Financial debt settled in advance	9	-
Impairment of unproved oil and gas properties	-	80
Income tax provision	103	(6)
Income tax paid	(4)	(15)
Accrued interest	144	131
Interest paid	(159)	(133)
Other	23	24
Changes in assets and liabilities:		
Trade receivables	(244)	(55)
Other receivables	39	(71)
Inventories	(4)	(68)
Accounts payable	(45)	(8)
Payroll and social security taxes	17	(30)
Taxes payable	9	(28)
Other liabilities	(38)	181
Net cash provided by operations	273	309
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(315)	(179)
Net (decrease) increase in investments other than cash and cash equivalents	(195)	10
Net cash used in investing activities	(510)	(169)
Cash provided by (used in) financing activities:		
Net increase in short term debt	570	284
Payments of long-term debt	(1,102)	(264)
Increase in long-term debt from related companies	704	-
Increase in long-term debt	7	24
Net cash provided by financing activities	179	44
Effect of exchange rate change on cash	(10)	(5)
(Decrease) increase in cash	(58)	179
Cash and cash equivalents at beginning	1,067	1,090
Cash and cash equivalents at end	999	1,269

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.      Business of the Company, change of corporate name and business reorganization

Petrobras Energía Participaciones S.A. (“the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. It has business in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrobras Energía Participaciones has a significant share of the regional energetic market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorties) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. (“PESA”) held on April 4, 2003, approved the change of corporate name from Pecom Energia S.A. to Petrobras Energía S.A, also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; such process is subject to supervision by the ENRE and the approval of the Federal Department of Energy. There is not period established to disinvest.

On July 4, 2003, the IGJ (regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the CNV on June 9, 2003.

On November 12, 2004, the Boards of Directors of Petrobras Energía, Eg3 S.A.(Eg3) and Petrobras Argentina S.A. (PAR) and the Management of Petrolera Santa Fe S.R.L. ("PSF"), in their respective meetings, approved the preliminary agreement for the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation.

The abovementioned merger was approved by the Special Shareholders’ Meetings of PESA, Eg3 and PAR and PSF’s partners’ meeting, all held on January 21, 2005.

As the result of the merger, Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), owner of a 99.6% equity interest in Eg3 and 100% equity interests in PAR and PSF through its subsidiary Petrobras Participaciones SL, will receive, through such subsidiary, 230,194,137 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock. Accordingly, the new capital stock of Petrobras Energía amounted to Argentine pesos 1,009,618,410.

As a result of the merger, which, as of the date of issuance of the accompanying financial statements, is pending registration with the Public Registry of Commerce, Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.8%.

On March 3, 2005, the final merger agreement was subscribed and authorization for public offering of the Petrobras Energía shares, which will be issued upon the swap under the merger, was formally requested from the CNV (Argentine Securities Commission) on March 4, 2005. As of the issuance date of the accompanying financial statements, the CNV’s approval was still pending as well as the registration with the Public Registry of Commerce.

2.    Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) and except for the matters described in Note 3, with Accounting Principles Generaly Accepted in Buenos Aires City, Argentina (“Argentine GAAP”).

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generrally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones“ or “the Company”) has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises exclusive and joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 21.f).

The companies under joint control are Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A., and Citelec S.A. The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. under the disinvestment commitment of such interest assumed by Petrobras Energia S.A. upon the transfer of 58.6% of the shares of Petrobras Energía Participaciones S.A. to Petrobras (see Note 9).

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures. This method is applied on a prospective basis as from January 1, 2003 in accordance with the transition standards.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)    transactions with the Company are not a high proportion of the entity’s activities abroad;

b)  activities of foreign business are partially financed with funds from its own transactions and with local loans;

c)   sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)   Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

-   Assets and liabilities stated at current value are converted at the closing exchange rates.

-  Assets and liabilities measured at historical values and the income (loss) are converted at  historical exchange rates.

-   Remeasurement results are recognized in the results for the fiscal period.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

- Assets and liabilities are translated by using the closing exchange rate.

- Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences - foreign currency translation”.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from December 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with professional accounting standads effective in the city of Buenos Aires. The CPCECABA, thorugh Resolution N° 287/03 discontinued, the application of the restatement method as from October 1, 2003.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of March 31, 2005 and 2004 and as of December 31, 2004 were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the controlling company, after considering the adjustments to adapt to the Company's valuation methods.

f) Corporate reorganization accounting effects

The Company booked the effects of the corporate reorganization indicated in Note 1 in accordance with the pooling-of-interest method described in Technical Resolution No. 18 of the FACPCE.

Although Argentine professional accounting standards refer to business combinations, they do not mention the treatment applicable to the business combination between entities under common control. Given the lack of a particular regulation, FACPCE Technical Resolution No. 17, as amended by Resolution C.D. No. 243/01 of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), establishes that the situations not regulated will be resolved pursuant to generally applicable international standards, taking into account especially the market and the standards regulating the issuer of financial statements.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for such market (Statement of Financial Accounting Standard No 141) set forth that the business combinations between entities under common control should be accounted in accordance with the pooling-of-interest method.

According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts, without recognizing any new positive or negative goodwill.

The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies shall be considered incorporated into Petrobras Energía.

According to the method, consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position and cash flows of Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L. as though they had always been a part of PESA. Considering that the effective merger date is January 1, 2005, and that such presentation is made only for comparative purposes, shareholder’s equity and the result of operations do not change due to the merger. The net effects of additions, both at the financial and income levels, are presented in “Minority interest in subsidiaries”, so as to disclose the ownership interest held by the parent of Petrobras Energía Participaciones S.A. and the companies absorbed by Petrobras Energía over net assets and result of operations of Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L., respectively.

The assets and liabilities previously reported by Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L. as of December 31, 2004 are as follows:

The net sales and net income (loss) previously reported by the combined companies for the three-month period ended March 31, 2004, are as follows:

3.    Accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP and the applicable CNV regulations, which differ from Argentine GAAP as follows:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

c) the special treatment enabling the financial costs of payables to finance the investment in large infrastructure works and accrued after the total or partial launch of the facilities (as provided for in Section 4 of Resulution CD No. 243/01) may not be applied.

d) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

4.     Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each fiscal year, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 21.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable proportional in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from the natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

     -       Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account. The Argentinean Government debts pending to receive in accordance with the debt restructuration program of defaulted government debt have been valued at fair market value

-     Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis. As of March 31, 2005, the Company kept investments whose market value is 5 and its book value is 5.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return at acquisition limited by the recoverable value.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d)  Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of the payments collected.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period. The total amount of receivables is net of an allowance for doubtful account, which is based on estimates of collection carried out by the subsidiary.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money, according to Note 2.c), less related accumulated depreciation.

Property, plant & equipment related to foreign operations were converted into US dollars since that is the functional currency for such operations, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in note 2.b).

In accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) outlines, the Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

Exploration costs, excluding exploratory well costs, are charged to expense for the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until it is assessed if proved reserves justifying the commercial development thereof are discovered.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In these cases, one of the following would be applicable: (I) whether the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producer if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) should it not be determined whether the reserves found may be classified as proved, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling.  If after one year no proven reserves are found, exploratory well costs should be charged to expense. As of March 31, 2005 and December 31, 2004 the Company has capitalized costs of exploratory wells amounted to 27 and 18, respectively.

Effective April 2005, through the interpretation of FASB Staff Position 19-1, certain criteria under SFAS No.19 were modified. An exploratory well may be determined to have found oil and gas reserves, but those reserves cannot be classified as proved when drilling is completed. In those cases, the capitalized drilling costs shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the economic and operating viability of the project.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to unproved reserves is valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. As of December 31, 2004 total oil and gas reserves were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

The Company 's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined based on the price paid for the acquisition of 70% of Transportadora de Gas del Sur S.A. ´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value, converted at the exchange rate effective at the date of the Transfer Agreement, has been restated into constant pesos as explained in Note 2.c.

Company Management assesses the value of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of inventories, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable on the basis of undiscounted net cash flows.  The Company assesses the recoverability of such assets (including oil and gas areas) on the basis of a variety of indicators, including operating results, business plans, economic projections and expected cash flows.  The net book value of an asset is adjusted to fair value if the expected undiscounted cash flows are lower than the book value of the asset in question.  Fair values are based on premises related to the amounts and the timeframe of cash flows assuming discount rates that reflect different degrees of perceived risk.

The value of property, plant & equipment, measured for each identifiable business unit or line of business, i.e. producing an independent stream of revenues for the Company, do not exceed their recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each year-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the “Oil and gas royalties” account. In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price.  In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of March 31, 2005, was 22.0%.  Production of natural gas is subject to a fixed royalty of 24.5%.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG, 20% for natural gas and a special treatment for the withholding system on crude oil exports, starting at rate of 25% if the price per barrel equals or is less than US$ 32, and additional increasing withholdings in a range from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding of 45% when the price exceeds US$ 45.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 12.

l) Earnings per share:

Earnings per share for the three-month periods ended March 31, 2005 and 2004, were calculated on the basis of the number of outstanding shares in each year. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant money, according to Note 2.c), as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant money is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders’ equity.

n) Revenue recognition:

Revenues from sales are recognized when the products are delivered or the services are provided and the loss risk has been transferred to customers.

Revenues from sales resulting from the firm natural gas transportation are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried.

o) Statement of income accounts:

Restated into constant money through the end of the period, according to Note 2.c), considering the following:

- The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down as generated by assets and generated by liabilities.  “Financial (expense) income, net” discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to Note 2.c).

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which - among other measures - abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from such date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As described above, as of March 31, 2005 and December 31, 2004, the Company has capitalized exchange differences, through the investments in Ciesa and Citelec, amounting to a residual value of 42 and 43, respectively.

5.     Accounting for derivative financial instruments

Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

a)

Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In the respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Hedge of produced crude oil price

These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of March 31, 2005 and 2004 the Company did not have positions in derivatives of the crude oil price related to the future production that qualify for hedge accounting purposes.

Hedge of interest rates

As of March 31, 2005, the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual. Such contract term expires in July 2005, payable in quarterly installments as from 2004.  The market value for the period amounts to 1.

During the period, the changes in “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” was:

b)

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.  As of March 31, 2005 and 2004, losses of derivative financial instruments that do not qualify for hedge accounting amount to 253 and 178, respectively.

The main conditions and terms by type of instrument as of March 31, 2005 are as follows:

(1)

Options on swaps exercised by the other party.

6.        Oil and gas areas and participation in joint ventures

As of March 31, 2005, the Company was part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 21.h).

The production areas in Argentina and Peru are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement.  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorean Government.   In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day.  For the middle range, the share is about 26.1%.  As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves.  Namely, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production.  For the other price ranges, a price scale was agreed.  The selling price of the Palo Azul crude is calculated considering as reference the barrel of WTI after the standard market discount for the Oriente crude.  As of December 31, 2004, the Government's shares of the oil produced at the Pata and Palo Azul fields turned out to be 25.8% and 50%, respectively.

Block 31 has no production yet, given that it is in the early stages of development, but as soon as it produces its first barrel, the Government’s share will range from 15% to 17%, depending on daily production volumes and oil density. The concession agreement for Block 31 provides for the free availability of the crude oil produced.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.6 per barrel as of March 31, 2005, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$ 40.3 per barrel, variable according to a basket of oil market prices. The agreement establishes an additional compensation as an incentive for additional production once the area reaches an accumulated production of 155 million barrels. This compensation is based on an additional rate per barrel, adjusted according to the variations in a basket of crude oil prices, and it is independent from the total maximum fee. During January 2005, the consortium reached the accumulated production established by the agreement and, consequently, it began accruing such incentive on production. As of March 31, 2005, the abovementioned incentive represented additional revenues amounting to US$ 25 million.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Investment commitments

The Company has undertaken an investment commitment related to its share in the Cañadón del Puma area for 50% of the total US$ 8 million commitment, to be completed by May 2006.

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it undertook the commitment to make investments in Lot X amounting to at least US$ 97 million approximately over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties for oil and gas extraction that it charges to the company.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 526 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project.

The Company has retained a portion of Block 31 in Ecuador to continue exploring, undertaking the commitment to perform an environmental impact study, as well as registration, processing and interpretation of 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismics and the drilling of an exploratory well, representing an investment of about US$ 16 million.  Likewise, in Block 18, the Company has commitments amounting for about US$ 47 million related to the exploitation of the Pata and Palo Azul fields, that include productive well drilling and the construction of crude-oil treatment plants.

Operations in Ecuador.

In Ecuador the Company operates Blocks 18 and 31, and as of March 31, 2005, the Company has a 70% and 100% share, respectively.  Additionally, the Company has a 11.42% share in Oleoductos de Crudos Pesados Ltd. (OCP).

Block 18 is a field that has significant potential light crude oil reserves, of 28 to 33 degrees API.  The concession to Block 18 was granted for an initial period of 20 years, beginning October 2002, extendable for a further five years.

In the Block 31, the exploratory work performed was successful and discovered significant reserves of heavy crude.  In August 2004, the Ecuadorian Energy Ministry approved the Environmental Impact Studies, and with this all requirements for block development approval were fulfilled.  As from such approval date, the twenty-year operation period is running.

OCP has been granted the concession to build and operate for twenty years the 503-km-long oil pipeline from the Ecuadorian northeast to the Balao distribution terminal on the Pacific Ocean coast.  The pipeline has a transportation capacity of 450,000 barrels per day and officially came into operation on November 10, 2003.

In relation to the exploitation of Blocks 18 and 31, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term as from November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of March 31, 2005 this amounted to US$ 2.2 per barrel. The costs for the transportation capacity are billed by OCP and charged to expenses monthly. In this regard, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than our committed transportation capacity. Accordingly, from July 2004 through the end of the agreement with OCP, the Company sold a portion of this transportation capacity (an average amount of 8,000 barrels a day). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets.

In order to guarantee the compliance with the Company’s business commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related financial obligations, as of March 31, 2005, the Company hold letters of credit for a total amount of about US$ 133 million, out of which the Company will have to provide security deposits in the amount of US$ 32 million. These letters of credit are required to remain effective until the abovementioned commitments expire. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, such amounts shall have to be deposited in cash, thus affecting the Company’s financial capacity.

Agreement with Teikoku Oil Co Ltd.

In January 2005, Petrobras Energía entered into a previous sale and association agreement with Teikoku whereby, after obtaining approval by the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of our rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume Petrobras Energía’s rights and obligations resulting from the crude oil transportation agreement entered into with OCP.

Teikoku, in turn, will make a US$ 5 million initial payment and a US$ 10 million subsequent payment upon performance of certain infrastructure works necessary for the development of Block 31. As of March 31, 2005 such infrastructure works were performed.

In addition, Teikoku will make investments in Block 31 in excess of its interest in the joint venture, causing an accelerated development of the block and a faster establishment of reserves into cash. This agreement enabled a 40% reduction in the letter of credits guarantying Petrobras Energía compliance with those commercial obligations assumed under the transportation agreement entered into with OCP.

Transportation agreement with Occidental Exploration and Production Company (“Oxy”)

In January 2005, the Company entered into a crude oil transport agreement with Oxy.  Under such agreement, the Company will be able to use a pipeline owned by Oxy to transport oil produced by Block 31 to OCP’s header.  The agreement is effective as from the beginning of operations of Block 31 until July 2019.  A ship or pay clause is included in connection with a financial obligation for an amount of about US$ 10 million, which is spread over 13 years and equals 25% of the production related to Block 31 already proved reserves.  To comply with the agreement, it will be necessary that Oxy facilities be expanded; this will require an investment of about US$ 14 million.  Such investment will be financed by Petrobras Energía S.A. and will be reimbursed in the form of an offset of the transport rate to be paid, which will be of about 0.7 US$/bbl -adjusted based on the type of crude oil transported. During the construction phase, a stand-by letter of credit for US$ 9 million will be granted.  The ship or pay obligation will be guaranteed by means of a letter of credit for US$ 2 million, which will be effective until the field produces 10,000 barrels per day.  This agreement is subject to its approval by the Ecuadorean Government.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered Petróleos de Venezuela, S.A. (“PDVSA”) to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by the Company to regulate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas.  According to the MEP, such operating agreements include clauses that are against the nature of a simple service agreement, as established by the law enacted in 1975 whereby the oil and gas industry and trade are reserved for the Government, under which they were signed, as well as clauses that are not consistent with the current Organic Oil and Gas Law.

These instructions establish that all the necessary measures shall be taken within a six-month term to convert all operating agreements currently effective into mixed-ownership companies in which the Government will hold an ownership interest of over 50% through PDVSA. As regards such agreements, the MEP has instructed PDVSA that the total amount of accumulated payments to contractors during the calendar year shall not exceed 66.67% of the value of oil and gas produced under the related agreement. On April 15, 2005, PDVSA notified Petrobras Energía Venezuela, S.A. about this situation and advised that the MEP will, as soon as possible, make contact to fix a date to begin the related discussions.

Without issuing any opinion on the arguments expressed by the MEP  / PDVSA as regards the legitimacy of the operating agreements, the Company states that it is willing to engage into conversations with PDVSA and Corporación Venezolana de Petróleo with the purpose to maintain and/or increase the value of these businesses.

       7.     Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the period ended March 31, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. and ENAP, and represented about 11%, 6%, 3% and 3%, respectively, of sales for such period, before deducting export duties.

Sales for the period ended March 31, 2004, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A. and Petrobras Bolivia Inversiones y Servicios and represented about 10%, 5% and 2%, respectively, of sales for such period, before deducting export duties.

The Company participates in the conformation of the fund created by Resolution S.E. No. 712/04 (“FONINVEMEM”), aimed to increase available electric power generation supply in Argentina, through the contribution to that fund of 65% of the difference between sales price and variable generation costs, generated from 2004 through 2006. As of March 31, 2005 the contributed capital amounted to 26, which includes 11 from the three-month period ended this date. The total estimated contributed capital from 2004 through 2006 would amount to US$ 35 million, which represents 8% of the fund’s capital. The final amount will depend, among other factors, on hydric conditions, on the dispatches that CAMMESA makes from the Company’s generation units and on the resulting sales prices.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8.      Inventories

     The breakdown of current and non-current inventories as of March 31, 2005 and December 31, 2004, is as follows:

      9.     Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments as of March 31, 2005 and December 31, 2004, and the equity in earnings of affiliates and dividends collected from affiliates for the three-month periods ended March 31, 2005 and 2004, are as follows:

a)    Investments

b)  Equity in earnings of affiliates

c)  Dividends collected from affiliates

I.    Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a)   Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

As of March 31, 2005 and December 31, 2004, the Distrilec’s interest valuation, a proportionally consolidated company, amounts to 675 and 678 respectively. These amounts include 82 and 83 corresponding to the goodwill booked by the Company at the time of the acquisition of this interest.

b)  Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

In April 2004, the shareholders of CIESA celebrated a framework agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  In addition, and in order to provide the flexibility necessary to make progress in restructuring CIESA’s financial debt, the framework agreement also provides for the following share transferences.  During the first phase (a), subject to the approval by the ENARGAS (Argentine gas regulatory agency), Enron will transfer 40% of the shares issued by CIESA to a trust to be organized or an alternative entity; and (b) Petrobras Energía will transfer common class “B” shares issued by TGS (representing 7.35% of the capital stock of TGS) to Enron.  In case that CIESA successfully renegotiate its financial debt, during the second phase, Enron would transfer its remaining interest in CIESA to the abovementioned trust or to an alternative institution while CIESA would simultaneously transfer common class “B” shares issued by TGS (representing about 4.3 % of the capital stock of TGS) to Enron.  In no case shall the Company hold (directly or indirectly) more than 50% of the capital stock currently held in CIESA or any controlling interest in CIESA. The Framework Agreement includes the terms under which the Technical Assistance Contract is to be transferred to the Company.  The bankruptcy court handling the Enron bankruptcy approved the Framework Agreement in May 2004.  The shareholdings transfers involved were submitted for approval by CNDC, which has confirmed the transfer, and ENARGAS, which has not raised objections against the operation in its competence, but it has conditioned the approval to a favorable opinion from the Treasury Attorney General. As of the date of these financial statements, such condition has not been fulfilled.

c)   Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

On July 28, 2004, CNDC authorized Petrobras Energía to exercise the right of first refusal on 17,406 book-entry Class A shares of common stock, representing 0.007% of Citelec’s capital stock, thus taking its equity interest to 50%. Petrobras Energía exercised such option within the framework of the purchase agreement for the entire equity interest that National Grid Finance B.V. had in Citelec, executed with Dolphin Fund Management.

Upon obtaining approval by CNDC for the acquisition by Petrobras Participacoes SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía compromised to divest its entire equity interest in Citelec S.A., in accordance with Law No. 24,065, which establishes the Regulatory Framework for the Electric Power Sector.  Such transfer is to be overseen by Argentina's ENRE (Electric-Power Federal Regulatory Entity) and approved by the Argentine Secretary of Energy.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) nor sell its Class “A” shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)   Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the concession agreement.  Any transfer of shares requires ENRE’s prior authorization.

II.   Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.   Prior authorization from the ENRE is required for any transfer of shares.

III. Situation of the interests in public utility companies

The scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants.  This situation has extremely conditioned the financial ability to comply with obligations.

CIESA and Transener have suspended the payment of their financial debts. Transener published a swap offer that was accepted by 98.8% of creditors in April 2005, and the approvals of enforcement agencies are still pending (Note 20). In addition, CIESA’s Management is currently negotiating with creditors to agree on an extension for its defaulted obligations.

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended the Ministry of Economy to renegotiate the agreements executed with public utilities. The Ministry of Economy should have submitted a renegotiation proposal or termination recommendation to the Executive Branch of Government and then it should be sent to the applicable Congress bicameral commissions.

To allow for preserving the provision of  public  services, and considering the renegotiation process underway, the Executive Branch of Government issued  Decree No.  146/03 authorizing an increase in gas and electric power rates. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  Such agency reports to the Ministries of Economy & Production, and Federal Planning, Public Investment & Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, execute comprehensive or partial agreements, and submit regulatory projects related to transitory rate adjustments, among other things.

On October 1, 2003, Argentine Congress passed a bill that established the extension to December 2004 of the term granted by the Executive Branch of Government by virtue of Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  Such law also will allow the Executive Branch of Government to fix public utilities rates until the completion of the renegotiation process. Subsequently, Law No. 25,792 again extended the term for renegotiating public works and utilities contracts until December 31, 2005.

On November 25, 2004, the UNIREN sent a draft letter of understanding to Edesur, which included the terms of the proposal to adjust the concession agreement prepared by the Argentine Government. Edesur did not accept the proposal because it did not guarantee the end of the renegotiation process through a mutually agreed solution. On April 20, 2005, the public hearing called by the UNIREN was held to discuss the Government’s proposal. In that occasion, Edesur rejected the Government’s proposal once more based on the reasons previously mentioned.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007.  Considering that it does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts may become effective during 2006.  The Company stated the features of the original proposal that, in its opinion, should be improved and that it was willing to continue negotiating its terms.

On February 2, 2005, Transener and Transba signed letters of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. The stipulations under the letters of understanding were analyzed in a public hearing held on March 18, 2005, and they are subject to the compliance with various procedures, including the review and approval by the Congress´ Bicameral Monitoring Commission and the approval by the Executive Branch.

As of the date of issuance of these financial statements, there have been no further developments in the renegotiation of agreements or in the rate restructuring of utility companies.

The impact of the measures adopted by the Argentine Government on the financial statements of CIESA, TGS, Transener and Citelec have been recognized in accordance with the evaluations and estimations made by their respective managements.  Actual future results could differ from the evaluations and estimations made and such differences could be significant.  In addition, it is not possible to predict the future development of the rates and concession agreements renegotiation processes or their effects on such companies’ results of operations and financial position.

These circumstances raise substantial doubt about the ability of CIESA, Citelec and Transener to continue as going concern. Such companies have prepared their financial statements assuming that they will continue as going concern. Therefore, these financial statements do not include any adjustment that might result from the outcome of these uncertainties.

As of March 31, 2005, the valuation of the equity interests in CIESA, TGS and Citelec amounts to 234, 158 and 121 (net of adjustments incorporated to adapt Ciesa and TGS valuation methods to those of the Company amounted to 42 and 11). As of December 31, 2004, the valuation of the equity interests in CIESA, TGS and Citelec amounted to 206, 151 and 116 (net of adjustments incorporated to adapt Ciesa and TGS valuation methods to those of the Company amounted to 43 and 11, respectively).

Book value of such equity interests do not exceed their recoverable value. The estimations made for their respective recoverable values depend on the significant uncertainties mentioned above, which limit the quality of the premises, estimations and evaluations that involve such estimations. Consequently, in the actual scenario, shares’ market value is the most objective standard / tool / guide for the establishment of the net realizable value of such interests. Extension of uncertainties, and development of several possible scenarios of future projections with extremely subjective likelihood of occurrence, including the consensus on the applicable discount rate, affect the pertinence and confidence of the values that may arise.

Expansion of TGS’s gas transportation system

In view of the lack of investment to expand the natural gas transportation system in the last few years (due to de-dollarization of the rates and the stalling of transport-license renegotiation) and of an increasing gas demand by some Argentinean economical sectors, the Argentine Government provided a framework for the creation of trust funds for financing expansions to the system.

In June 2004, TGS submitted to the Energy Department a project to expand the transportation capacity of the San Martín gas pipeline by about 2.9 million cubic meters per day.  The project involves the construction of about 500 km of pipeline and a 27,700 HP increase in compression capacity obtained by building a new compression plant and boosting the power of some compression units.

On November 3, 2004, TGS, the Argentine Government, Petrobras and Nación Fideicomisos S.A., among others, executed an agreement to perform the expansion works and, for this purpose, it was agreed to enter into a financial trust agreement. Such agreement stipulated that Petrobras will become the financing leader and will commit, under certain conditions, to requesting Banco Nacional de Desenvolvimento Económico e Social de Brasil (“BNDES”) – or any other institution to be appointed by Petrobras – to grant and document a loan to finance works for an amount of at least one hundred forty-two million US dollars and to obtaining the resources and/or, otherwise, to contributing the funds pursuant to the letter of intent, until the loan is disbursed.

TGS will be in charge of managing the project and operating and maintaining the new facilities.

Petrobras Energía will provide the funds to finance the project provisionally on account and behalf of Petrobras, up to US$ 142,000,000, until the loan is granted by BNDES. Such funds will be provided by Petrobras. In consideration for Petrobras Energía’s commitments under the abovementioned agreements, the trust will deliver debt securities for an equivalent value.

As of March 31, 2005, the Company had contributed US$ 66 million to the trust on account and behalf of Petrobras.

On February 25, 2005, Petrobras Energía’s Board of Directors approved entering into a loan-for-consumption agreement with Petrobras Internacional Braspetro BV, a subsidiary of Petroleo Brasileiro S.A.-Petrobras, for an amount of up to US$ 142 million at an annual 5.35% interest rate payable twice a year, free of tax withholdings, for a term of up to three years.

10.    Financing

The detail of debt as of March 31, 2005 and December 31, 2004, is as follows:

I.     Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting of Petrobras Energía held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of March 31, 2005, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-    Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

-   Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. As of March 31, 2005, the amount of US$ 63 million is effective in this class.  Class C notes shall accrue interest at LIBOR plus 3%. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. In April 2005, the Company settled these payables in advance.

-    Class F,  for a face value of US$ 64.4 million maturing in August 2005, at a 7.875% annual rate.

-    Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate.

-    Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-    Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-    Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at nine-month LIBOR plus 1%.  As of March 31, 2005, the amount of US$ 87 million is effective in this class.

-     Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of March 31, 2005, the Company is carrying US$ 170,000 of such issue in its own portfolio.

-    Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of March 31, 2005, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 at a 8.125% fixed annual rate.

The proceeds from all issuances of the all the corporate notes under both programs, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

II.       Cross default covenants

Class F, G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series and Class B notes does not include cross default covenants.

III.      Covenants

Since the issuance of Class K and M corporate bonds as well as other medium-term credit instruments (“the refinanced debt”), effective as from October 2002, and while a portion of such payables remained outstanding, Petrobras Energía has been subject to the compliance with a series of restrictions and commitments that included, among others, restrictions on the payment of dividends, capital investments, granting encumbrances, incurring in a new debt, the financial debt maturity schedule and limits to the consolidated financial indebtedness level.

As from April 2005, as a result of the full redemption of the corporate bonds that formed part of the debt refinanced, the mentioned restrictions and commitments no longer apply.

IV.     Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. They may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder with the use of cash inflows. The loans may be prepaid at any time at Petrobras Energía’s option. As of March 31, 2005, the amounts outstanding from the financing of the plant were US$ 36 million, of which US$ 15 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

V.     Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

In October 1999, Innova executed a long-term loan agreement for US$ 80 million comprising tranches A and B of US$ 20 million and US$ 60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Petrobras Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$ 5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Petrobras Energía directly or through its subsidiaries, is committed to retain no less than a 51% participating interest in Innova’s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VI.     Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Petrobras Bolivia International S.A., or PBI, acquired a 10% interest in Distrilec for an amount of US$ 101 million.  The related payment was documented through a promissory note issued by PBI and secured by Petrobras Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired without fulfilling its terms and conditions.

In November 2002, PBI irrevocably transfered all its rights and duties by virtue of the promissory note issuance to Petrobras Energía. Afterwards, on January 8, 2003, Petrobras Energía launched a Class “N” corporate bonds swap offer for a face value amounting up to US$ 101,000,000 maturing in 2011, for all and each of the debt securities, the Company issued class “N” corporate bonds amounting to a face value of US$ 97 million (see Note 10.I.a). Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the best estimate of the discounted value of total amount payable.   On such a basis, the original liability was reduced to US$ 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to US$ 4 million and maturing in 2008. Due to the offers received, the Company made Class Q for a nominal value of US$ 3.98 million (see Note 10.I.a).

As of March 31, 2005, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PBI, which amounted to about US$ 100 million, considering that it has the financial capacity to settle it in full.

VII.     Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the IFC.

The loan is primarily composed of Tranche A for US$ 80 million, maturing in a term of eights years and a half, including one grace period, payable semiannually and at an annual LIBO nominal rate + 4.75%, and Tranche C for US$ 25 million, maturing in a term of 9 years and a half, at an annual LIBO nominal rate + 1.50%.

The funds obtained from this loan were used in executing the investment plan related to the development of the Acema, Mata, La Concepción and Oritupano Leona areas, in Venezuela.

VIII.    Edesur Indebtedness

Certain loan agreements entered into by Edesur S.A. contain “cross-default” covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include “cross-acceleration” covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

Additionally, loan agreements do not establish any type of guarantee.

On October 5, 2004, Edesur  – under its medium-term debt-securities issuance program – issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5, with a term of 18 months, and Class 6, with a term of 3 years.

The Class 5 corporate notes were issued for a nominal value of 40 at an issuance price of 97.32% with a fixed coupon of 8.5% per annum, while Class 6 was issued for a face value of 80, accruing interest at a variable rate calculated on the basis of a reference rate published by the Central Bank of Argentina, with a minimum of 4% per annum, plus a differential margin of 3% per annum.

Edesur will apply the net proceeds from this issuance to refinancing its financial liabilities.

IX.    CIESA and TGS indebtedness

As of March 31, 2005, CIESA’s financial debt relates to the issuance of corporate bonds with a par value of up to US$ 220 million and with original maturity in April 2002.

In the wake of the new Argentine macroeconomic situation, as from the enactment of Public Emergency Law (see Note 9.III), CIESA did not pay the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included in the proportional consolidation, has been disclosed in the “Short-term debt” line.

CIESA’s Management is currently negotiating with the creditors to agree to extend the term to fulfill the related payment. No pledges have been made by CIESA’s shareholders to provide financial aid. In order to create the flexibility necessary to make progress in restructuring CIESA's financial debt, CIESA's shareholders executed, in April 2004, the Framework Agreement described in Note 9.I b).

On February 24, 2003, TGS started a global rescheduling process of US$ 1.027 billion of its current financial indebtedness, which represents almost the entire debt. As TGS could not meet this required majority, on May 14, 2003, it withdrew the referred rescheduling proposal and simultaneously announced the postponement of the interest payment.

On October 1, 2004, TGS made a new restructuring proposal covering US$ 1.018 billion of its financial debt, which ended on November 12, 2004. By such date the debt presented for swapping amounted to US$ 1.016 billion, which represents about 99.76% of TGS's financial debt. The creditors that accepted the proposal received (i) a cash payment equivalent to 11% of the outstanding principal amount, (ii) new debt securities for the remaining 89% of the outstanding principal amount, structured into two tranches, A and B, with amortization terms of 6 and 9 years respectively, accruing interest rates ranging from 5.3% to 10%, and (iii) a cash payment of the accrued and outstanding interest on the previous debt, calculated at the interest rate stipulated by contract for each instrument up to December 31, 2003, and at an annual rate of 6.18% from January 1 to December 15, 2004.  The interest payment was considered full settlement of any claim for interest owed, including punitive interest.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

X.     Detail of long-term debt

Long-term debt as of March 31, 2005, is made up as follows:

Type	Amount	Currency	Annual interest rate
	(In millons of pesos)		
Financial institutions	28	U$S	Libo+0.125
	18	U$S	Libo+0.75
	12	U$S	Libo+2.00
	56	U$S	Libo+4.65
	29	U$S	Libo+3
	29	U$S	Libo+2.35
	50	U$S	Libo+3.1
	2	$	5.89%
	23	U$S	5.85%
	24	U$S	7.15%
	12	$	9.00%
	15	U$S	6.84%
	28	U$S	3.55%
	2	U$S	7.65% to 9.00%
	251	U$S	5.30% to 7.50%
	261	U$S	7.00% to 10.0%
Investment agreement with IFC	88	US$	Libo+3.25
	177	US$	Libo+4.75
	73	US$	Libo+1.50
Related companies (See Note 17)	146	US$	7.50%
	121	US$	7.50%
	584	US$	7.22%
Notes			
Serie Sixth	95	U$S	8.125%
Class B	14	U$S	9.00%
Class G	730	U$S	9.00%
Class H	530	U$S	9.00%
Class I	1,020	U$S	8.125%
Class N	228	U$S	Libo+1
Class Q	9	U$S	5.625%
Class R	588	U$S	9.375%
Serie 6	40	$	7.00%
Serie 5	19	$	8.50%
Serie A	367	U$S	5.30% to 7.50%
Serie B-A y B-B	373	U$S	7.00% to 10.00%
	6,042

The maturities of long-term debt as of March 31, 2005, are as follows:

11.   Income tax and deferred tax

The Company’s provision for income tax was comprised of the following:

The tax effect of the significant differences between the book value and the tax value of the Company´s assets and liabilities and tax loss carryfowards are as follows:

(1)   623 are presented in the “Other receivables” line and 197 are presented in the non-current “Payroll and social security taxes” line.

(2)  600 are presented in the non-current “Other receivables” line and 117 are presented in the non-current “Payroll and social security taxes” line.

As of March 31, 2005, the Company keeps booked a 1,168 allowance on tax loss carryforwards because, as of such date, it is not possible to guarantee that future taxable income will be sufficient to absorb net temporary differences and accumulated tax loss carryforwards.

As of December 31, 2004, taking into account the profitability expectations arising from the Company’s business plan, the latter partially reversed the allowance it had booked, recognizing a gain of 268.  In the analysis, certain key issues were taken into account, such as high and sustained price expectations for commodities and relative stability in the main macroeconomic variables, including the first Argentine Government definitions as regards power and gas prices recovery.

Prospectively, Company’s Management will analyze the feasibility of recovering the tax loss carryforwards covered by the allowance based on the business plan compliance, mainly as to activity levels, the behavior of macroeconomic variables, the recovery of the Argentine economy and the degree of resolution of structural issues such as the final restructuring of Argentine sovereign debt and the renegotiation of public utilities contracts.

The reconciliation of tax provision at the statutory rate of 35% to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

12.    Contingencies and environmental matters

The movements of reserves for contingencies were as follows:

Account	Balances at beginning	Net increase (decrease)	Balances at end
Deducted from assets:			
Current			
For doubtful accounts	101	(4)	97
Inventories' obsolescence	2	5	7
	103	1	104
Non-current			
For other receivables			
Tax loss carryforwards	1,344	(176)	1,168
Deferred tax losses	170	(20)	150
Tax on minimum presumed income	72	-	72
For investments (Note 21.b)	10	-	10
For property, plant and equipment	387	(7)	380
Inventories' obsolescence	2	-	2
	1,985	(203)	1,782
TOTAL 2005	2,088	(202)	1,886
Included in liabilities:			
Current			
Labor and commercial contingencies	31	10	41
	31	10	41
Non-current			
Labor, commercial and other contingencies	76	4	80
	76	4	80
TOTAL 2005	107	14	121

a)     Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. The Company and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Energía Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company conducts its business considering  excellence in Safety, Health and Environmental matters as a cornerstone of its corporate strategy.

With its Quality Assurance, Safety, Health and Environmental Protection policies, the Company commits itself to ensuring the quality of its products and services, preserving the safety and health of its personnel, contractors and neighboring communities and protecting the environment.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. The Company has over 90 Environment (ISO 14001), Quality (ISO 9001) and Security & Occupational Health (OHSAS 18001/IRAM 3800) certifications with regular external audit procedures held by third parties audit firms.

During fiscal year 2003, the Company engaged the services of an international consulting company to perform an environmental audit of its operations.  Such audit’s final report identified a set of actions necessary to put into fully practice the standards of its Occupational Health and Safety and Environmental Protection Policy.  On such basis, the Company will make investments amounting to about US$ 23 million, which include improvements in its prevention systems and production facilities.  In addition, the Company will implement a variety of corrective and remediation measures.

In April 2004, the Company launched its new Quality, Safety, Health and Environmental Protection policies (designated by the Spanish initials “SMS”), each of which mark a step forward from the standards in effect until then.  The new SMS policies incorporate leading edge concepts such as eco-efficiency, and operations sustainability and life cycle. Within this context, during 2004, an environmental study supplementing the 2003 environmental audit was carried out.  Under the standards of SMS’s new policy, the study permitted to identify the needs to apply remediation measures.

c)

TGS stamp tax

As of the date of issuance of these financial statements, TGS is party to  claims by the Tax Bureaus of the Provinces of Río Negro and La Pampa for stamp tax purportedly due on the contracts and service provision offers between TGS and its customers.  The total amount claimed is 506 (including fines and interest calculated as of the date of each claim).

In both cases, TGS filed �dministrative appeals before the respective Provincial Tax Bureaus.  Subsequently, TGS petitioned the Supreme Court of Justice of the Nation (“SCJN”) for a declaratory judgments on the legitimacy of each of the provincial claims.  The SCJN granted the precautionary measures requested and ordered each province to abstain from any acts aiming to collect such stamp tax until such court has ruled on the  basic issue.   As of the date of these financial statements, the Río Negro Provincial Tax Bureau has rejected, in the administrative proceedings, the appeals filed; therefore, TGS is awaiting the final decision by the SCJN.

Nevertheless, TGS Management considers that the contracts and transportation offers are not subject to the tax in question.  Should such instruments eventually be considered taxable, TGS understands that such event should be considered as a change in the interpretation of a tax rule and, hence, the effects should be passed on to the rates, as provided for in the regulations specifically applicable to such cases.  The ENARGAS has stated that the provincial stamp tax claims lack legal basis and, therefore, are illegitimate.

Similar claims have been made by the Tax Bureaus of the provinces of the Santa Cruz, Chubut and Neuquén, and the latter also claims stamp tax on the Share Transfer Agreement executed when the former federal-government-owned company Gas del Estado was privatized and on the Technical Assistance Agreement.

In April 2004, the SCJN declared the tax claim by the province of Santa Cruz to be inappropriate and inapplicable, thus laying an important court precedent for the resolution of the claims made by the other provinces, which are similar to that made by the province of Santa Cruz.

On June 7, 2004, the Neuquén Provincial Executive issued Decrees Nos. 1,133 and 1,134, which accept the appeals by TGS regarding the Gas del Estado transfer agreement and the Technical Assistance Contract, and thus the provincial tax authorities laid their claims to rest in such cases.  Both Decrees have been incorporated into the file of the case pending before the SCJN.

In July 2004, the Chubut Provincial Tax Bureau, in administrative proceedings, by Resolution No 198/04, withdrew its claim, in view of the SCJN judgment.  Such resolution was ratified by the Chubut Province Ministry of Economy and Public Credit through Resolution No. 143 of August 20, 2004, which accepted the appeals filed by TGS.

Although no assurance can be given, TGS Management believes it has strong arguments for defense against the claims mentioned above and that any obligation that might eventually be assessed will not have significant adverse effects on the Company’s results of operations or financial position.

      c)      Fixed charges for connection with Transener

The ENRE authorized, by Resolution No. 1650/98, an increase in the connection charge, in full compliance with effective rules and regulations.  Many generation companies filed administrative appeals before the Energy Department seeking that such increase be reversed; the Energy Department rejected such appeals.  Only Central Térmica Güemes S.A. filed an appeal directly with the Federal Administrative-Contentious Court of Appeals, which decided in favor of the request. Transener and the ENRE filed an extraordinary appeal before the Supreme Court of Justice of the Nation.  On June 27, 2003, the Court of Appeals admitted the motion for appeal before the Supreme Court.  The record of proceedings was remitted to the Supreme Court of Justice of the Nation. In late December the Supreme Court remitted the record of proceedings to the Procurador (Head Legal Counsel for the Government), whose office is currently analyzing such proceedings.

As reported by the legal counsel, Transener considers that the final outcome of this issue will not give rise to any significant obligation.  Therefore, no provisions have been booked in this regard.

d)

Tax issues

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration) and provincial tax authorities about taxes applicable on oil and gas activity. Company Management and its legal advisors estimate that the outcome of such differences will not have significant adverse effects on the Company’s financial position or results of operations

e)

Value-added tax on operations in Ecuador

As of March 31, 2005, the Company –as is the case of many other companies producing and exporting oil in Ecuador- has a tax credit from Ecuadorean tax authorities (“SRI”), which is based on the VAT to be reimbursed upon exporting oil.   The SRI has issued notice that it will not make such reimbursement because it interprets that such item had already been considered when determining the parties respective shares of the oil produced. Such resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On July 1, 2004, an international arbitration award was passed in favor of one of the oil-producing and exporting companies in dispute with the Ecuadorean Government in this connection. The international arbitration award established that the VAT in question should be reimbursed. The Ecuadorean Government has objected such arbitration and considered it void.  On August 11, 2004, the Ecuadorean National Congress passed a VAT interpretation law, which provides that the reimbursement of such tax is not applicable to the oil industry. According to the Company’s management and legal advisors, it is likely that such VAT interpretation law will be declared unconstitutional; in such a case, the VAT reimbursement sought by the Company would probably take place.

 In the opinion of its legal advisors, the Company is entitled to the VAT reimbursement, whether by SRI or by a renegotiation of its share of the oil produced,  given that, when the respective shares of oil production were stipulated, the exports of goods and the rendering of services were not subject to VAT.  Should the final outcome be adverse to the Company, the value of the VAT accounts receivable should be booked under PP&E in an amount of about US$ 3 million, and under losses, in an amount of about US$ 13 million.

     13.     Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of March 31, 2005, which are not disclosed in the remaining notes, amount to 28.

In addition, as of December 31, 2004, the Company had the following contractual commitments:

	Total (units)	Total	Until

Purchase Commitments
Ship or pay agreement with OCP (in millions of bbls.) (1)	369	2,538	2018
Long–term service agreement	30	88	2007
Gas transportation agreement with TGS (in MMm3)	10,674	402	2014
Bolivian gas transportation agreement (in MMm3)	5,213	180	2017
Natural gas (in MMm3)	836	191	2005
Ethylene (in thousands of tons)	337	714	2015
Benzene (in thousands of tons)	930	2,425	2015

Sales commitments
Natural gas (in MMm3)	19,911	1,955	2019
Crude oil (in millions of barrels)	4	370	2020
Styrene (in thousands of tons)	52	151	2007
Electric power (in MWh)	587,291	26	2007
LPG (in thousands of tons)	32	31	2005

(1) Net of transportation capacity sold to third parties (see Note 6)

       14.    Contribution, benefit pension and stock option plans of Petrobras Energía

a)    Contribution and benefit pension plans

*      Defined contribution plan:

The Company sponsors a defined contribution plan that applies to all employees of Petrobras Energía  with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, at the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

*      Defined benefit pension plan:

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. The Company determines the liability related to this plan by applying actuarial calculation methods. Assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  They are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of March 31, 2005, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the three-month periods ended March 31, 2005 and 2004, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

Petrobras Energía admitted the advanced collection of this plan by beneficiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)    Stock option plan

The Board of Directors of Petrobras Energía approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.     5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of March 31, 2005 the exercised options amount 3,847,854, almost integrally in cash.

ii.    596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”). As of March 31, 2005 the exercised options amount 281,798, almost integrally in cash.

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i.     3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of March 31, 2005 the exercised options amount 2,695,384, almost integrally in cash.

ii.   352,347 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”). As of March 31, 2005 the exercised options amount 256,505, almost integrally in cash.

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. According of 7 and 6 were charged to operating expenses for the three-month periods ended March 31, 2005 and 2004, respectively.

15.     Capital stock and restrictions on unappropriated retained earnings

As of March 31, 2005 the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered. Changes in capital stock in the last three fiscal years:

	December, 31
	2004	2003	2002

Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve, until such reserve reaches 20% of capital stock.  After the Regular Shareholders’ Meeting’s decisions of April 9, 2001, the Company’s legal reserve amounted to 20% of capital stock.

Under Law No. 25,063, the dividends to be distributed, either in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a 35% income tax withholding as single and definitive payment. For this purpose, Taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law, and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

Pursuant to the offer for the exchange of shares dated January 25, 2000, and mentioned in note 1, “Class A” shares would be automatically converted into “Class B” shares if they were transferred to third parties unrelated to the original stockholders. Pursuant to the change in ownership described in note 19, on October 17, 2002, the Buenos Aires Stock Exchange authorized the conversion of “Class A” common shares into the same amount of “Class B” common shares as well as the admission thereof to the listing system. In addition, the CNV accepted their public offering.

16.    Other receivables, other liabilities, other operating income, and other expenses, net.

 (a)

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined. Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period ended December 31, 2004, the Company should not refund the accrued amount of 20.

(b)  Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a   program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

17.   Balances and transactions with related companies

The outstanding balances from transactions with related companies as of March 31, 2005 and December 31, 2004, are as follows:

The main transactions with affiliates for the three-month periods ended March 31, 2005 and 2004, are as follows:

18.    Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity. According to this, the identified business segments are as follows:

a)   The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations.

b)   The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo and Bahía Blanca, its gas stations and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

c)  The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

d)   The Hydrocarbons Marketing and Transportation segment mainly includes the sale of gas produced in Argentina and of the liquids obtained from gas processing, together with the gas and LPG brokerage service activities, and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

e)  The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi  Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

The following information shows total assets and net sales by geographic area.

19.     Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of March, 31, 2005 Petrobras Participaciones S.L. owns  58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

20.   Subsequent events

Renegotiation of Transener’s debt:

On April 15, 2005, the term expired for the swap offer and the proposal for the out-of-court composition with creditors (APE) filed by Transener on February 22, 2005, covering all its past-due bank and financial debt, which amounted to 1,253 as of March 31, 2005. The swap offer would only be completed if the creditors’ consent represented 97% or more of the debt due and they decided to refrain from continuing with the restructuring under the APE. On April 22, 2005, Transener announced that it decided to implement the swap offer with a 98.8% acceptance by its creditors.

Such swap offer included different options for creditors, offering for each US$ 1,000 of due debt principal, a swap for: (a) US$ 550 in cash, (b) US$ 1,000 in a bond at par with partial amortization and final maturity in 2016, or (c) a combined option that included US$ 820 in a discount bond with partial amortization and final maturity in 2015 or “Class B” shares up to a total amount of 84,475,000 to be proportionately distributed and to be issued by Transener, or its equivalent amount in cash.

The alternatives offered are subject to the approval by the related regulatory agencies.

1.

Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)   Property, plant and equipment.

b)   Equity in affiliates

c)   Costs of sales.

d)    Foreign currency assets and liabilities.

e)    Consolidated detail of expenses incurred and depreciation.

f)     Information about ownership in subsidiaries and affiliates.

g)   Oil and gas areas and participation in joint ventures.

h)    Combined joint ventures and consortia assets, liabilities and results.

a)    Property, plant and equipment as of March 31, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of March 31, 2005 and December 31, 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the three-month periods ended March 31, 2005 and 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of March 31, 2005 and December 31, 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

e) Consolidated detail of expenses incurred and depreciation for the three-month periods ended March 31, 2005 and 2004

 (Stated in millions of Argentine Pesos - See Note 2.c)

f) Information about ownership in subsidiaries and affiliates as of March 31, 2005

g) Oil and gas areas and participation in joint-ventures as of March 31, 2005

NAME	LOCATION	WORKING INTEREST (2)	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández - U.T.E.	Mendoza and Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	Petrobras Energía	2015
Santa Cruz II - U.T.E.	Santa Cruz	100.00%	Petrobras Energía	2017
Rio Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2017
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas S.A.	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	Petrobras Energía	2016
Santa Cruz I - U.T.E.	Santa Cruz	71.00%	Petrobras Energía	2016
Chihuidos	Neuquén	19.89%	Petrobras Energía	2020
Atamisqui	Mendoza	100.00%	Petrobras Energía	2016
Refugio Tupungato	Mendoza	100.00%	Petrobras Energía	2016
Atuel Norte	Mendoza	50.00%	Tecpetrol S.A.	2016
La Tapera - Puesto Quiroga	Chubut	21.95%	Tecpetrol S.A.	2016
El Tordillo	Chubut	21.95%	Tecpetrol S.A.	2016
Aguaragüe	Salta	15.00%	Tecpetrol S.A.	
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	55.00%	PE Venezuela	2014
Acema	Venezuela	86.23%	Petrolera Coroil	2017
La Concepción	Venezuela	90.00%	PE Venezuela	2017
Mata	Venezuela	86.23%	Petrolera Mata	2018
Lote X	Perú	100.00%	PE Perú	2024
Bloque 18 (3)	Ecuador	70.00%	Ecuadortlc	2022
Bloque 31 (3)	Ecuador	100.00%	Petrobras Energía	2024
Exploration				
Argentina				
Glencross (1)	Santa Cruz	96.68%	Petrobras Energía	1999
Santa Cruz I - Oeste	Santa Cruz	100.00%	Petrobras Energía	2006
Santa Cruz II - Oeste (1)	Santa Cruz	100.00%	Petrobras Energía	2005
Gobernardor Ayala (4)	La Pampa and Mendoza	22.51%	Petrobras Energía	2004
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Foreign				
San Carlos	Venezuela	50.00%	Pet. San Carlos	2005
Tinaco	Venezuela	50.00%	PE Venezuela	2005
Lote 57	Peru	35.15%	PE Perú	2010

(1) Petrobras Energía has requested that the lot be declared operational with commercial operation held in suspense

(2) Indirect interest through Petrobras Energía and its subsidiaries

(3) See Note 6

(4) Petrobras Energía has requested that the lot be declared operational

h) Combined joint-ventures and consortia assets and liabilities as of March 31, 2005 and December 31, 2004 and results for the three-month periods ended March 31, 2005 and 2004.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/06/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

               Title:   Attorney